Exhibit 1

For the forward-looking non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present earnings per share before presenting constant currency adjusted diluted earnings per share; and present effective tax rate before presenting underlying tax rate.

31 July 2020

BRITISH AMERICAN TOBACCO p.l.c.

HALF-YEAR REPORT TO 30 JUNE 2020

MULTI-CATEGORY STRATEGY DELIVERS GROWTH IN DIFFICULT TIMES

	2020		Change vs 2019
	Current	Constant	Current	Constant
	rates	rates	Rates	rates
KEY NON-FINANCIAL PERFORMANCE INDICATORS[1]
Cigarette and THP volume share			+50 bps
Cigarette and THP value share			+20 bps
Non-Combustibles consumers	11.6m		+1.1m
KEY FINANCIAL PERFORMANCE INDICATORS
IFRS
Revenue	£12,271m		+0.8%
Profit from operations	£5,097m		+16.4%
Operating margin	41.5%		+550 bps
Effective tax rate	23.0%		-210 bps
Basic earnings per share (EPS)	151.2p		+22.7%
Diluted EPS	150.7p		+22.7%
Net cash generated from operating activities	£3,484m		+52.3%
Cash conversion	68%		+1,600 bps
Borrowings	£50,461m		+0.3%
Non-GAAP:
Adjusted revenue	£12,271m	£12,434m	+1.1%	+2.4%
Adjusted profit from operations	£5,368m	£5,379m	+3.1%	+3.3%
Adjusted operating margin	43.7%	43.3%	+80 bps	+ 40 bps
Underlying tax rate	25.0%	24.9%	-160 bps	-170 bps
Adjusted diluted EPS	157.8p	159.1p	+5.7%	+6.6%
Adjusted net debt	£44,237m		-2.8%

The use of non-GAAP measures, including adjusting items and constant currencies, are further discussed on pages 59 to 64, with reconciliations from the most comparable IFRS measure provided.

FY 2020 outlook

We continue to expect

•	Mid-single figure constant currency adjusted diluted EPS growth

•	Further progress towards our revised £5 billion New Category revenue ambition for 2025

•	Global cigarette and THP industry volume decline of c.7% in 2020

•	US industry volume to be down c.2.5% (previously c.4%), in 2020, driven by the continued resilience of consumer demand and higher trade stock levels being maintained as a result of COVID-19

•

A positive outcome for the court hearing for our challenge to the sales ban in South Africa, now scheduled for August 2020 (currently an impact to adjusted profit from operations of c.£25 million per month)

•	Global Travel Retail to remain substantially impacted for the remainder of the year

•	Underlying tax rate to be slightly lower than previous guidance of 25.5%

•	Our share of income from associates (mainly ITC in India) expected to reflect the impact of COVID-19 in the second half

•	A foreign exchange translation headwind of around 2.5% on full year adjusted EPS growth, extrapolating today’s foreign exchange spot rates for the full year

KEY PERFORMANCE INDICATORS – SUMMARY

IFRS

•	Reported revenue increased 0.8% to £12,271 million (30 June 2019: £12,170 million);
•

Reported profit from operations was up 16.4% to £5,097 million, with reported operating margin up 550 bps at 41.5%, as the prior period was impacted by the charge in respect of the Quebec class action in Canada;

•	Reported basic and diluted EPS increased 22.7% to 151.2p and 150.7p respectively;
•

Borrowings were £50,461 million (31 December 2019: £45,366 million; 30 June 2019: £50,292 million), an increase on the 31 December 2019 balance due to the bond issuances in the period and translational foreign exchange related to the relative weakness of sterling against the US dollar and euro; and

•

Net cash generated from operating activities increased 52% to £3,484 million (30 June 2019: £2,288 million) largely driven by the deferral of total excise and corporate tax payments (£1.3 billion) to the second-half of 2020 in the US. This more than offset a £409 million increase in inventory due to COVID-19.

Volume and Share

•

Total cigarette and THP volume declined 6.3% to 315 billion sticks (30 June 2019: 336 billion sticks) with cigarette volume down 6.5% and THP volume up 9.1%. COVID-19 led to a sustained impact on our GTR business due to international travel restrictions, acting as a negative drag on total cigarette and THP volume of 1.1%. Excluding GTR, cigarette and THP volume declined 5.3% against an estimated industry decline of around 6%[3]. While cigarette volume in Developed Markets has been largely unaffected, volume in Emerging Markets has been impacted by government mandated factory closures and sales restrictions including in South Africa, Mexico and Argentina, as well as the severity and duration of lockdowns in a number of other markets, particularly in APME. Volume was also down in Indonesia (driven by local pricing and tax) and Pakistan (as illicit trade grew).

•	In the key markets, value share[4] increased 20 bps while volume share[5] was 50 bps up against 2019; and
•	Strategic Cigarette and THP volume was down 3.4%, with volume share up by 30 bps and value share up 40 bps, with growth in all regions.

Non-GAAP adjusted basis

•

Adjusted revenue[6] up 1.1% to £12,271 million, or 2.4% to £12,434 million on a constant currency basis, driven by the strategic portfolio which increased revenue by 6.2% to £9,382 million, on a constant currency basis:

•	Growth in Combustibles adjusted revenue of 0.5% (or 2.2% on a constant rate basis), as cigarette price/mix of 8.5% more than offset the decline in volume; and
•	Higher revenue from New Categories (up 14.7% to £628 million, or 12.7% on a constant rate basis):
•

THP volume grew 9.1% as higher volume in Russia, Ukraine, Spain and Italy (driven by glo Pro and the launch of glo Hyper) more than offset lower volume in Japan (due to inventory movements). Revenue declined 8.7% to £286 million largely due to the impact of excise harmonisation in Japan;

•	Vapour revenue increased 41% to £265 million, with consumables volume increasing 43% to 145 million units, driven by the US (up 66% due to the growth of Vuse), Canada and Spain; and
•

Modern oral revenue was up 67% to £77 million, with volume 74% higher (to 717 million pouches) mainly driven by ENA. In the US, whilst Velo grew volume strongly to 74 million pouches (30 June 2019: 2 million pouches) an increase in competitive intensity and the growth of the category led to sequential volume share declines in the second quarter of 2020.

•

Adjusted profit from operations grew 3.1% to £5,368 million, or 3.3% to £5,379 million at constant rates of exchange as adjusted revenue growth and the continued drive for efficiency gains (including £240 million realised via Project Quantum) more than offset the increased investment in New Categories;

•	Adjusted operating margin, at current rates, grew 80 bps to 43.7%, or 40 bps at constant rates;
•	Adjusted diluted earnings per share at constant rates of exchange increased 6.6% to 159.1p; and
•	Adjusted net debt[7] was £44,237 million (30 June 2019: £45,532 million; 31 December 2019: £41,726 million), an increase from 31 December 2019 largely due to translational foreign exchange.

The next quarterly interim dividend payment of 52.6p per share will be paid in August 2020, as part of the previously announced dividend of 210.4p per share which is payable in four equal instalments.

Definition of key terms

Adjusting items and constant currency measures

To provide a more comprehensive understanding of the performance of the Group, this announcement also presents the adjusted performance of the Group, at current and constant translational rates of exchange. This excludes the adjusting items explained on pages 37 to 41.

Adjusting items within this report represent certain items of income and expense which the Group considers distinctive based upon their size, nature or incidence. In addition, certain adjusting items within this report represent the potentially distorting impact of foreign exchange on certain of the Group’s results. As explained on page 59, the Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements.

Cigarettes

The term cigarette principally refers to factory made cigarettes (FMC) and includes products that have similar characteristics and are manufactured in the same manner, but due to specific features may not be recognised as cigarettes for regulatory, duty or similar reasons.

Strategic Portfolio

Adjusted Revenue Growth of the Strategic Portfolio is a management measure, included within the Group’s short-term incentive scheme.

The Strategic Portfolio is comprised of:

•	Strategic Combustibles and Strategic Traditional Oral products; and
•	New Categories products.

Strategic Combustibles

Strategic combustibles comprise the Strategic Cigarette and OTP (defined below) brands Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Camel (US) and Natural American Spirit (US).

Traditional Oral* comprises:

•	Strategic Traditional Oral
o	Strategic moist oral tobacco brands (including Grizzly and Kodiak);
o	Strategic snus products (including Camel and Granit); and
•	Other traditional moist oral brands and snus products (including Lundgrens).

New Categories* comprises:

•	Tobacco Heating Products (THP) including glo, Neo sticks and our hybrid products;
•	Vapour products including Vype, Vuse* (including Alto and Vibe), Ten Motives (including CIRRO) and ViP; and
•	Modern Oral including all white modern oral brands: EPOK, Lyft and Velo.

Based on the available science, products within “New Categories” and “Traditional Oral” have been shown to be reduced-risk; are likely to be reduced-risk; or may have the potential to be reduced-risk, in each case if switched to exclusively as compared to continuing to smoke cigarettes.*

Other tobacco products (OTP) comprises largely the sales of roll-your-own (RYO), make-your-own (MYO), pipe and cigarillos.

*Our vapour product Vuse (including Alto and Vibe), and certain oral products including Grizzly, Granit, Camel Snus, Kodiak and Velo, which are sold in the US, are subject to the Food and Drug Administration (FDA) regulation and no reduced-risk claims will be made as to these products without agency clearance.

1. The use of non-financial key performance indicators (KPIs) is further discussed on pages 57 and 58.

2. N/A.

3. Source – internal estimates.

4. Value share, as independently measured by retail audit agencies (including Nielsen and Marlin) and scanner sales to consumers, where possible or based on movements within the supply chain (such as sales to retailers) to generate an estimate of shipment share, based upon latest available data. This measure represents the retail sales value of the product sold as a proportion of total retail sales value in that category.

5. Key market offtake volume share, as independently measured by retail audit agencies (including Nielsen and Marlin) and scanner sales to consumers, where possible or based on movements within the supply chain (such as sales to retailers) to generate an estimate of shipment share, based upon latest available data. The Group’s key markets represent over 80% of the Group’s cigarette volume.

6. Adjusted revenue excludes excise on bought-in goods in 2019 and earlier periods that the Group acquired and sold under short-term contract manufacturing agreements, discussed on page 38 which distort revenue and operating margin on a temporary basis. Once the short-term arrangements cease, the goods will be manufactured by the Group, and the excise, in accordance with Group policy, will not be included in cost of sales or revenue – leading to a reduction in revenue and improvement in operating margin that does not represent the underlying performance of the Group. As short-term contract manufacturing agreements in ENA, to which such adjustments relate, have either ended in 2019 or will be immaterial in 2020, 2019 is the last year where the Group adjusted for the excise on bought-in goods. Such adjustments only apply to revenue related to certain non-strategic combustible volume in ENA. There was no adjustment to the 2020 results, only to the prior year comparator.

7. Adjusted net debt is net debt excluding the impact of the purchase price allocation (PPA) adjustments of £877m (30 June 2019: £915m; 31 December 2019: £848m).

SUSTAINABILITY and COVID-19

DELIVERING ON OUR SUSTAINABILITY AGENDA

Our Sustainability Agenda is at the heart of our strategic plans to build a long-term sustainable business. Within it, our clear commitment to provide our consumers with a range of potentially less risky products addresses the principal health impacts of our business. We also know that our long-term sustainability will be driven by ensuring best-in-class delivery against all our other environmental, social and governance (ESG) measures.

Our priority areas are:

•	A commitment to reducing the health impact of our business;
•	Excellence in environmental management;
•	Delivering a positive societal impact; and
•	Robust corporate governance.

We are committed to making a step change in our sustainability ambition. As a result, in March 2020 we announced a number of stretching targets that we are confident will deliver A Better Tomorrow for all our stakeholders. These include:

•	Increasing our consumers of non-combustible products to 50 million by 2030;
•	Achieving carbon neutrality by 2030* and accelerating our existing environmental targets to 2025; and
•	Eliminating unnecessary single-use plastic and making all plastic packaging recyclable by 2025.

*Based on Scope 1 and 2 carbon dioxide equivalent (CO2e) emissions.

We are making good progress towards achieving these and across all areas of our ESG agenda – putting sustainability front and centre in all that we do.

OUR RESPONSE TO COVID-19

We are committed to supporting all our stakeholders throughout the COVID-19 pandemic, whether that be our workforce, customers, partners or suppliers. For this reason, our response to the COVID-19 outbreak falls into four areas of focus:

1.	Supporting employee wellbeing;
2.	Keeping the Group running in a time of crisis;
3.	Direct support to fight the COVID-19 pandemic; and
4.	Supporting suppliers and local communities.

1.	Supporting employee wellbeing

We are proud of our employees and during this pandemic they have consistently demonstrated their commitment and determination to deliver in difficult circumstances. However, the Group doesn’t underestimate the impact of living and working in such unprecedented times. We care deeply about the wellbeing of our employees worldwide and we have not had to make any employees redundant due to the COVID-19 crisis. Furthermore, the Group has not identified any material labour related disputes or challenges due to COVID-19.

The Group’s management is doing all that it can to make sure that employees working from home feel connected. More importantly, we are working to ensure that the health, safety and wellbeing of employees who are unable to work from home, and those in countries where lockdown restrictions are not in place, are protected in their workplace. For all employees, we are making sure they are aware of the extensive wellbeing support available to them, including:

•	Online medical consultations;

•	Counselling services; and

•	Mental health support.

2.	Keeping the Group running in a time of crisis

The Group continues to navigate the challenges and impacts of COVID-19, with effective crisis management and risk management processes in place and remains a financially resilient business. Our Board has maintained close oversight of the Group’s response to the impact of COVID-19 throughout this period.

Our response to COVID-19 cont…

Managing through the crisis

Keeping our global operations up and running is a priority for all of us. The Group has a series of Crisis Management Teams (CMT) at the global, regional and market levels, consisting of senior management with relevant expertise, to ensure we are responding to the unfolding crisis in an effective and agile way. More recently, our CMTs have been turning their attention to what it will mean to emerge from lockdown situations and sensibly, carefully and thoughtfully begin the return to a normalised working environment.

As part of the ongoing Group’s risk management processes, specific challenges that have arisen as part of COVID-19 have been planned for and reviewed with mitigating actions put in place. This includes potential issues from supply chain disruption, government mandated shutdowns and other issues that may affect the Group’s ability to operate. During the six-months ended 30 June 2020, there have been extended government mandated factory closures and other distribution restrictions in South Africa, Mexico and Argentina, and a more significant impact on product accessibility in a number of Emerging Markets, particularly Bangladesh, Vietnam and Malaysia. The majority of such restrictions have eased, although there remains no indication as yet as to when sales of tobacco products will be permitted in South Africa.

Whilst COVID-19 has brought about an unprecedented set of circumstances, the Group’s investment in IT infrastructure, maintenance of a flexible manufacturing footprint, thorough disaster recovery plans and the Group’s liquidity and funding position have ensured the impact of COVID-19 has been minimised, whilst continuing to operate an effective control environment. The timing of the operation of certain controls has been affected, including the timing of stock counts.

Financially resilient

COVID-19 has impacted the financial performance of the Group, with an estimated net headwind to adjusted revenue of 4% (for the six-months to 30 June 2020), which is forecast to be a full year headwind of 3%. The Group has also incurred additional costs in its supply chain including within factories and logistics which, whilst not material, have been absorbed by the Group’s operating performance.

Developed Markets have been more resilient, particularly the US, whilst factory closures and other distribution restrictions have impacted South Africa, Mexico and Argentina, with a more significant impact on product accessibility in a number of Emerging Markets, particularly Bangladesh, Vietnam and Malaysia. Our GTR business has been significantly impacted due to the reduction in cross border travel, particularly in airports. GTR is not material to the Group’s financial performance, but has negatively impacted the first six-months of 2020 by marginally more than 1% on Group revenue and Group cigarette and THP volume.

Despite challenging circumstances, the New Categories business has grown revenue by 12.7% (at constant rates of exchange) in the six-months ended 30 June 2020. COVID-19 has impacted planned consumer activation plans in key markets including Japan, US and across Europe, as well as supply disruption, closure of vape stores and out-of-stocks earlier in the year.

The Group remains financially resilient as:

•	Capital expenditure and investment plans have been, to date, largely unaffected by COVID-19;

•	The Group refinanced the existing two tranche £6 billion revolving credit facility with a new two tranche £6 billion revolving credit facility; and

•

During the first six months of 2020, the Group also accessed the debt markets raising US$2.4 billion (in April 2020), €1.7 billion (in April 2020) and £500 million (in June 2020). Furthermore, in March and April 2020 the Group arranged short-term bilateral facilities with core relationship banks for a total amount of approximately £4.8 billion. At 30 June 2020, a total of £1.2 billion was drawn under these bilateral facilities.

Our response to COVID-19 cont…

This demonstrates the financial resources available to the Group, providing additional financial security with which to navigate and respond to COVID-19. The only externally imposed capital requirement the Group has is in respect of certain long-term debt instruments, which require a gross interest cover of 4.5 times. The Group targets a gross interest cover of greater than 5 times. For the twelve-months to 30 June 2020 this was 7.3 times, having been 7.1 times in the year ended 31 December 2019.

The Group does not expect to require any government assistance, whilst recognising the temporary deferral in the US of £1.3 billion in total taxes (including excise and corporate taxes) provided an increase to the cash delivery of the Group in the first six months of 2020. This deferral is expected to reverse in the second half of the year.

The Group reviews and monitors the performance of its non-financial assets (including goodwill) in line with the requirements of IAS 36 Impairment of Assets. As demonstrated above, COVID-19 has had an impact on the ability of certain of our markets (including South Africa) to conduct normal operations. Accordingly, the Group has considered this to be a trigger to review the carrying value of its significant non-financial assets.

This review has not identified any impairment at the balance sheet date, other than in respect of Twisp as disclosed on pages 37 and 40. However, the review did identify that the carrying value of the goodwill in relation to Malaysia would be impaired if the forecast operating cash flows are further negatively impacted by increased headwinds in trading conditions. In this event, an impairment of up to £100 million may be required. If any impairment were to be recognised, this would be a non-cash, adjusting item.

Following the application of a reasonable range of sensitivities to all the cash-generating units (including South Africa) there was no indication of any further impairment at the balance sheet date.

Outlook

The Group’s response to the global COVID-19 pandemic is rapidly evolving and we expect the actions we take to develop over time as the needs of our people, our customers and society as a whole change.

The Group remains financially robust, with the Directors’ reiterating the commitment to the Group’s dividend policy of 65% adjusted diluted EPS, demonstrating the confidence in the Group’s ability to continue to navigate COVID-19 with the associated macro and socio-economic challenges and uncertainty this international crisis brings.

3.	Direct support to fight the COVID-19 pandemic

In addition to ensuring the well-being of our staff around the world and making sure our business continues to operate effectively in these challenging times, we have continued to evolve the forms of direct support we have deployed to address the global impact of COVID-19. In addition to the COVID-19 vaccine candidate that is in development by our US bio-tech subsidiary, Kentucky BioProcessing, we have:

•	Loaned testing equipment to the UK government;
•	Provided access to 3D printers to help produce protective face shields;
•	Manufactured and distributed medical and hygiene equipment to vulnerable communities; and
•	Donated to many funds around the world focussing on supporting local COVID-19 responses.

As the COVID-19 situation evolves, the type of support required globally, and in the communities where we operate, will undoubtedly change. BAT’s support around the world will adapt and evolve, responding to the ever-changing needs that this crisis creates.

4.	Supporting suppliers and local communities

Our commitment as a good corporate citizen goes beyond our shareholders and employees. Our response to COVID-19 has been developed to incorporate the needs of wider stakeholder groups, including our smaller suppliers and those living in tobacco growing communities.

Some tobacco growing communities may be particularly vulnerable to both the virus and the economic implications of a global pandemic. We are taking great care that we don’t increase the immediate vulnerability of these communities and are committed to supporting them during the inevitable economic recovery that will follow.

Our suppliers and many other business partners have been important in our success and we want to make sure that we support them through this time. We are working to support our smaller suppliers across the globe who may be struggling with cashflow issues by ensuring that, where needed, they are paid earlier than existing payment terms require or by extending payment terms to those customers who have expressed concerns.

PERFORMANCE IN NUMBERS
Six-months ended 30 June 2020
	Reported				Adjusted[8]
	2020	Vs 2019	2019	2020	Vs 2019	2020	Vs 2019	2019
				Act rates		Con Rates[9]
Cigarettes and THP Volume (bn sticks)
Cigarettes	310.5	-6.5%	332.1
Strategic cigarettes	203.6	-3.7%	211.3
Other	106.9	-11.5%	120.8
THP	4.2	+9.1%	3.9
	314.7	-6.3%	336.0
Strategic cig+THP (% of total)	66%		64%
By region:
US	36.2	-0.2%	36.2
APME	103.1	-9.0%	113.3
AMSSA	68.1	-8.4%	74.4
ENA	107.3	-4.3%	112.1
Total	314.7	-6.3%	336.0

Other volume
Traditional Oral – bn sticks equivalent	4.3	-0.3%	4.3
Modern Oral – mn pouches	717	+74%	412
Vapour – mn pods/10ml units	145	+43%	102
OTP (incl RYO and MYO) – bn sticks equivalent	9.9	-1.8%	10.1

Revenue (£m):
US	5,619	+12.6%	4,989	5,619	+12.6%	5,473	+9.7%	4,989
APME	2,137	-11.1%	2,405	2,137	-11.1%	2,152	-10.5%	2,405
AMSSA	1,749	-13.2%	2,015	1,749	-13.2%	1,997	-0.9%	2,015
ENA	2,766	+0.2%	2,761	2,766	+1.3%	2,812	+3.0%	2,730
Total	12,271	+0.8%	12,170	12,271	+1.1%	12,434	+2.4%	12,139
Revenue from:
Combustibles	10,854	+0.3%	10,827	10,854	+0.5%	11,030	+2.2%	10,796
New Categories	628	+14.7%	548	628	+14.7%	617	+12.7%	548
Vapour	265	+40.8%	189	265	+40.8%	262	+39.0%	189
THP	286	-8.7%	313	286	-8.7%	277	-11.7%	313
Modern Oral	77	+67.1%	46	77	+67.1%	78	+70.6%	46
Traditional Oral	576	+10.8%	521	576	+10.8%	562	+8.1%	521
Non Combustibles	1,204	+12.7%	1,069	1,204	+12.7%	1,179	+10.3%	1,069
Other	213	-22.9%	274	213	-22.9%	225	-18.6%	274
Total Revenue	12,271	+0.8%	12,170	12,271	+1.1%	12,434	+2.4%	12,139
Of which:
Strategic (see page 61)	9,342	+5.7%	8,835	9,342	+5.7%	9,382	+6.2%	8,835
Strategic Combustibles	8,167	+4.8%	7,796	8,167	+4.8%	8,231	+5.6%	7,796
New Categories	628	+14.7%	548	628	+14.7%	617	+12.7%	548
Strategic Traditional Oral	547	+11.3%	491	547	+11.3%	534	+8.6%	491
Non Strategic	2,929	-12.2%	3,335	2,929	-11.4%	3,052	-7.7%	3,304
Revenue - % split:
Combustibles	88%		89%	88%		89%		89%
Non-Combustibles (New Categories plus Traditional Oral)	10%		9%	10%		9%		9%
Other	2%		2%	2%		2%		2%

PERFORMANCE IN NUMBERS
Six-months ended 30 June 2020
	Reported			Adjusted[8]
	2020	Vs 2019	2019	2020	Vs 2019	2020	Vs 2019	2019
				Act rates		Con Rates[9]

Profit from operations (£m):
US	2,619	+16.5%	2,249	2,801	+12.8%	2,722	+9.6%	2,483
APME	865	-8.0%	940	890	-8.3%	904	-6.9%	970
AMSSA	669	+104%	328	721	-11.7%	787	-3.6%	816
ENA	944	+9.4%	863	956	+1.8%	966	+2.9%	940
Total	5,097	+16.4%	4,380	5,368	+3.1%	5,379	+3.3%	5,209

Operating Margin (%)
US	46.6%	+150 bps	45.1%	49.8%	FLAT	49.7%	-10 bps	49.8%
APME	40.5%	+140 bps	39.1%	41.6%	+130 bps	42.0%	+170 bps	40.3%
AMSSA	38.3%	+2,200 bps	16.3%	41.2%	+70 bps	39.4%	-110 bps	40.5%
ENA	34.1%	+280 bps	31.3%	34.6%	+20 bps	34.4%	FLAT	34.4%
Total	41.5%	+550 bps	36.0%	43.7%	+80 bps	43.3%	+40 bps	42.9%

Earnings per share (pence)
Basic	151.2p	+22.7%	123.2p
Diluted	150.7p	+22.7%	122.8p	157.8p	+5.7%	159.1p	+6.6%	149.3p

8. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence. See pages 37 to 41. Reconciliations from the most comparable IFRS measures have been provided, for revenue, on page 61, for profit from operations on page 61, for net finance costs, on page 62, for tax, on page 62, and for diluted earnings per share, on page 63. For additional information on the use of non-GAAP measures, see the discussion regarding other “Non-GAAP Measures” under the section “Other Information” on pages 59 to 64.

9. Con Rates – constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments. For additional information on the use of non-GAAP measures, see the discussion regarding “Non-GAAP Measures” under the section “Other Information” on pages 59 to 64.

Note: In respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/or RAI and its subsidiaries (collectively the “RAI Group”)) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to International Financial Reporting Standards as issued by the IASB and adopted by the European Union. To the extent any such financial information provided in these financial statements relates to the US business or RAI (and/or the RAI Group), it is provided as an explanation of the US business’s or RAI’s (and/or the RAI Group’s) primary US GAAP based financial statements and information.

FINANCIAL PERFORMANCE REVIEW

The following review presents the Group’s key financial performance for the six-months ended 30 June 2020.

TOTAL GROUP REVENUE

On a reported basis, revenue increased by 0.8% to £12,271 million (30 June 2019: £12,170 million). This growth was driven by combustibles (with price-mix in cigarettes of 8.5% more than offsetting a decline in cigarette volume of 6.5%) and higher revenue in New Categories where vapour (notably in the US) and modern oral grew revenue despite consumer activation plans being impacted by COVID-19. These factors more than offset a translational foreign exchange headwind of 1.3%. The negative impact of COVID-19 was estimated to be approximately 4% in the period. Excluding the foreign exchange headwind and the effect of excise on bought-in goods in prior periods, adjusted revenue increased 2.4% at constant rates of exchange to £12,434 million.

The 6.3% decline in Group cigarette and THP volume in 2020 to 315 billion sticks (30 June 2019: 336 billion sticks) was largely driven by the impact of tax increases and minimum retail price compliance in Indonesia and the increase in illicit trade in Pakistan following an excise-led price increase in prior periods. COVID-19 impacted a number of markets including South Africa and Mexico as production, sales or other supply chain restrictions impacted sales through to the trade. Travel restrictions under COVID-19 impacted our Global Travel Retail (GTR) business which, whilst not a significant part of the Group, acted as a drag of 1.1% on total cigarette and THP volume.

However, in Developed Markets, which account for approximately 75% of Group revenue, consumption trends were relatively resilient with the US down only 0.2%, with the industry up 0.8%. This was largely driven by stronger consumption trends, less negative impact of vaping on cigarettes, higher supply chain inventories and an extra selling day. The reduction in population mobility and increased border security led to a higher volume in markets such as Brazil, as illicit trade fell. Russia volume increased following the trade stock movements in 2019 and 2020 related to the preparation for track and trace implementation.

Revenue from the Strategic Portfolio increased 5.7% to £9,342 million (30 June 2019: £8,835 million), driven by robust cigarette pricing (including revenue growth management capabilities in the US), and growth in revenue from both New Categories (up 14.7% to £628 million) and Strategic Traditional Oral (up 11.3% to £547 million). On a constant currency basis, this was an increase of 6.2% (to £9,382 million).

PROFIT FROM OPERATIONS AND OPERATING MARGIN

Profit from operations, on a reported basis, was up 16.4% at £5,097 million (30 June 2019: £4,380 million), with operating margin up 550 bps to 41.5% (30 June 2019: 36.0%) as the prior period was impacted by charges in respect of the Quebec Class Action (£436 million).

Adjusted profit from operations and adjusted operating margin

Adjusted profit from operations at constant rates of exchange was 3.3% higher at £5,379 million (30 June 2019: £5,209 million). The Group’s performance was driven by an increase in revenue, operational efficiencies of £240 million due to the Group’s restructuring programme (Project Quantum) and tight cost management which fuelled the increased marketing spend behind the expansion of New Categories in the six months ended 30 June 2020, with adjusted operating margin up 80 bps at current rates of exchange to 43.7% (or 40 bps at constant rates of exchange).

NET FINANCE COSTS

Net finance costs for the six-months to 30 June 2020 were £786 million, compared to £773 million in the same period in 2019, with the increase largely due to the translational foreign exchange headwind from the relative weakness of sterling against the US dollar and euro. On a constant currency basis, and after adjusting for items including the finance costs related to the Franked Investment Income Group Litigation Order (FII GLO, as described on page 50), adjusted net finance costs were £767 million, an increase of 2.3% reflecting a net higher interest cost due to the mix of borrowings.

Financial Performance review cont…

RESULTS OF ASSOCIATES AND JOINT VENTURES

The Group’s share of post-tax results of associates and joint ventures increased, in the six-months ended 30 June 2020, from £258 million to £281 million driven by the performance of the Group’s main associate, ITC Ltd (ITC) in India. The Group’s share of ITC’s post-tax results grew 9.6% to £275 million (30 June 2019: £251 million). Excluding adjusting items of £15 million, which largely related to the deemed gain on dilution of the Group’s shareholding in ITC (compared to £29 million in the six-months ended 30 June 2019), and the impact of foreign exchange, the Group’s share of post-tax adjusted results from ITC, at constant rates of exchange, was an increase of 20.7% to £268 million (30 June 2019: £222 million). ITC have stated that they are approaching the future with due caution in light of the heightened uncertainty in the environment.

TAXATION

The effective tax rate in the income statement was 23.0% for the six-months to 30 June 2020, compared to 25.1% for the six-months to 30 June 2019 (31 December 2019: 26.1%). The Group’s tax rate is affected by the impact of the adjusting items referred to on pages 38 to 41 and by the inclusion of the share of associates’ and joint ventures’ post-tax profit in the Group’s pre-tax results. Excluding these items, the underlying tax rate for subsidiaries reflected in the adjusted earnings per share on page 45 was 25.0% in the six-months ended 30 June 2020 compared to 26.6% for the six-months to 30 June 2019. For the year to 31 December 2019, it was 26.0%. The lower effective and underlying rate in the six-months to 30 June 2020 reflects the impact of Indian tax reform and a provision release from the resolution of a tax audit in Russia in the period. We now expect the full-year underlying tax rate to be slightly lower than previous guidance of 25.5%.

EARNINGS PER SHARE

Basic earnings per share were 22.7% higher at 151.2p (30 June 2019: 123.2p) largely driven by the higher profit from operations driven by an improved operating performance (as well as the prior period being negatively impacted by the Quebec class action charge), the reduction in the effective tax rate from 25.1% to 23.0% and an improved performance from the Group’s main associate (ITC).

Before adjusting items and including the dilutive effect of employee share schemes, adjusted diluted earnings per share grew by 5.7% to 157.8p (30 June 2019: 149.3p) as the Group’s improved operating performance, lower underlying tax rate and an increase in profit from associates and joint ventures were partially offset by the translational foreign exchange headwind on the Group’s results and the higher net finance costs. On a constant translational foreign exchange basis, adjusted diluted earnings per share were 6.6% higher at 159.1p.

For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share, at constant rates, see page 63.

CASH FLOW

In the Group’s cash flow, prepared in accordance with IFRS and presented on page 36, net cash generated from operating activities increased 52% to £3,484 million (30 June 2019: £2,288 million). This was driven by the deferral of excise and corporate tax payments in the US (£1.3 billion) which more than offset higher inventory of £409 million related to COVID-19 (held to mitigate any further disruption in the supply chain), the impact of the change in excise payment terms in Australia and the payment in Russia of the charge in respect of the previously announced excise dispute. To support our partners during COVID-19, the Group has sought to pay early where suppliers have indicated they are under financial strain, reflecting our commitment to work with all parties as we navigate these extraordinary circumstances.

The Group’s cash conversion rate (defined as net cash generated from operating activities as a proportion of profit from operations) increased accordingly from 52% to 68% in the first half of 2020.

Financial Performance review cont…

BORROWINGS AND NET DEBT

Total borrowings were £50,461 million at 30 June 2020, compared to £50,292 million at 30 June 2019, and £45,366 million at 31 December 2019, with the movement in 2020 principally related to a translational foreign exchange headwind due to the relative weakness of sterling (compared to the US dollar and euro) and the net increase in borrowings as the Group accessed the US dollar market raising a total of US$2.4 billion, the European market raising €1.7 billion and the sterling market raising £500 million for general corporate purposes, including the potential repayment of upcoming maturities. The Group repaid US$1.5 billion of bonds on maturity.

The Group remains confident about its ability to access the debt capital markets successfully and reviews its options on a continuing basis. Indeed, in the first six months of 2020 the Group has arranged short-term bilateral facilities with core relationship banks for a total amount of approximately £4.8 billion, strengthening the Group’s liquidity position and further mitigating liquidity risks during the COVID-19 crisis and providing an alternative source of cost-effective short-term funding for the Group. At 30 June 2020, a total amount of approximately £1.2 billion was drawn down under the facilities. As part of the management of liquidity, funding and interest rate risk the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, tender offers or other means.

The Group defines net debt as borrowings including related derivatives, less cash and cash equivalents and current investments held at fair value. Closing net debt was £45,114 million (30 June 2019: £46,447 million; 31 December 2019: £42,574 million). A reconciliation of borrowings to net debt is provided below.

	As at		As at
	30.6.20	30.6.19	31.12.19

	£m	£m	£m

Total borrowings	(50,461)	(50,292)	(45,366)
Derivatives in respect of net debt	380	370	143
Cash and cash equivalents	4,784	3,308	2,526
Current investments held at fair value	183	167	123

Net debt	(45,114)	(46,447)	(42,574)

Maturity profile of net debt:
Net debt due within one year	(2,014)	(5,167)	(4,947)
Net debt due beyond one year	(43,100)	(41,280)	(37,627)

Net debt	(45,114)	(46,447)	(42,574)

Financial Performance review cont…

Borrowings includes £877 million (30 June 2019: £915 million; 31 December 2019: £848 million) in respect of the PPA adjustments related to the acquisition of RAI. The Group also adjusts net debt for the PPA adjustment to the debt acquired as part of the acquisition of RAI as this is an accounting adjustment and does not reflect the enduring repayment of the instrument. The Group’s management board believes that this additional measure, which is used internally to assess the Group’s financial capacity, is useful to the users of the financial statements in helping them to see how the Group’s financial capacity has changed over the period. The adjusted net debt position is provided below:

	As at		As at
	30.6.20	30.6.19	31.12.19
	£m	£m	£m
Net debt	(45,114)	(46,447)	(42,574)
PPA adjustment to RAI debt	877	915	848

Adjusted net debt	(44,237)	(45,532)	(41,726)

Net debt and adjusted net debt are impacted by the relative movement of sterling against other currencies, primarily the euro (which has strengthened from 1.180 €:£ (31 December 2019) to 1.100 €:£ (30 June 2020)) and the US dollar (which has strengthened from 1.325 US$:£ (31 December 2019) to 1.236 US$:£ (30 June 2020)).

CATEGORY PERFORMANCE REVIEW

			Six-months ended 30 June 2020
	Volume			Revenue
	2020	2019	Vs 2019	2020	Vs 2019	Adj items	Impact of Exchange	Adj 2020 at CC	Vs 2019
	UoM	UoM	%	£m	%	£m	£m	£m	%

Cigarettes	310.5	332.1	-6.5%

Other (incl MYO / RYO)	9.9	10.1	-1.8%

Combustible	320.4	342.2	-6.4%	10,854	+0.3%	-	176	11,030	+2.2%

Vapour	145	102	+43%	265	+40.8%	-	(3)	262	+39.0%

THP	4.2	3.9	+9.1%	286	-8.7%	-	(9)	277	-11.7%

Modern Oral	717	412	+74%	77	+67.1%	-	1	78	+70.6%

New Categories				628	+14.7%	-	(11)	617	+12.7%

Traditional Oral	4.3	4.3	-0.3%	576	+10.8%	-	(14)	562	+8.1%

Non Combustibles				1,204	+12.7%	-	(25)	1,179	+10.3%

Other				213	-22.9%	-	12	225	-18.6%

Total Revenue				12,271	+0.8%	-	163	12,434	+2.4%

UoM (Unit of Measure) – please refer to page 65 for definition

COMBUSTIBLES

Group cigarette volume declined 6.5% in the first six months of 2020 to 310.5 billion sticks (30 June 2019: 332.1 billion sticks). Volume grew in Russia (partially due to trade stock movements related to the preparation for track and trace implementation), in Bangladesh (due to trade inventory movements) and in Brazil, where enhanced border security and restricted population mobility due to COVID-19 led to an increase in duty paid volume. Developed Markets have been relatively resilient during COVID-19. In the US cigarette volume declined by only 0.2% with the industry up 0.8%. This was largely driven by stronger consumption trends, less negative impact of vaping on cigarette consumption, higher supply chain inventories and an extra selling day.

However, production, sales or other supply chain restrictions have affected sales in several markets including Canada, Mexico and South Africa with South Africa still not showing signs of the COVID-19 sales ban being lifted. Whilst not a significant part of the Group, travel restrictions due to COVID-19 have impacted our Global Travel Retail (GTR) business impacting Group cigarette and THP volume by 1.1%. Furthermore, volume declined in Indonesia (due to the impact of tax increases and minimum retail price compliance) and in Pakistan where illicit trade grew significantly following excise-led price increases in prior years.

Group cigarette value share increased 20 bps, with volume share up 50 bps in the first six months of 2020. This was driven by a 30 bps increase in volume share of the strategic cigarette portfolio. Higher cigarette volume share in Bangladesh, Mexico, Vietnam, Russia, Turkey, Australia, New Zealand and Japan was partly offset by lower volume share in Indonesia and Saudi Arabia.

During the first six months of 2020, a ban on the sale of menthol cigarettes was implemented in the European Union (EU). Total annual EU menthol volume is estimated to be 2% of total Group cigarette volume, or 6% of ENA cigarette volume. The Group has a long history of navigating such regulatory changes and it is believed that the majority of consumers will remain in the category and the legacy brand family. The impact to volume following the implementation is not material in the period ended 30 June 2020.

Volume of the strategic cigarette brands, collectively, declined 3.7% in the first six months of 2020:

•

Dunhill’s volume share was down 10 bps as growth in Bulgaria and Netherlands was more than offset by declines in Brazil, Indonesia, Malaysia and Saudi Arabia. Volume was 19% lower largely due to the impact of the tax increases and minimum retail price compliance in Indonesia, the COVID-19 related sales ban in South Africa and the impact of COVID-19 within GTR;

Category performance review cont…

•

Kent’s volume share was up 10 bps as growth in Russia, Saudi Arabia and Brazil more than offset lower volume share in Romania. Volume was up 0.3% as growth in Brazil, Saudi Arabia and Russia more than offset lower volume in Japan and Turkey;

•

Lucky Strike’s volume share was stable, as growth across AMSSA (particularly Colombia and Argentina) and in Japan were offset by lower volume share in Indonesia. Volume was 4.4% lower as growth in Japan, Argentina and Brazil was more than offset by the impact of the tax increases and minimum retail price compliance in Indonesia;

•

Rothmans’ volume share was 20 bps higher as growth in Brazil, New Zealand, Ukraine, Russia, and Malaysia was partly offset by Turkey and Pakistan. Volume was 9.4% higher as growth in Brazil, Pakistan and Russia more than offset lower volume in Ukraine and Turkey;

•

Pall Mall’s volume share was stable in the first six months of 2020 as growth in Canada, Australia, Mexico, Romania and Pakistan was offset by lower volume share in New Zealand and Saudi Arabia. Volume was 13% lower largely driven by Pakistan, the Middle East (including Saudi Arabia) and the US; and

•	The Group’s US domestic strategic combustibles portfolio performed well:
•	Newport volume share increased 20 bps, while volume grew 1.2%;
•	Natural American Spirit performed well with volume share up 10 bps on 2019. Volume was up 6.6% against the same period of 2019; and
•	Camel’s volume share declined 10 bps with volume ahead of the same period of 2019 by 1.6%.

Volume of other tobacco products (OTP) declined 1.8% to 9.9 billion sticks equivalent (being 3% of the Group’s combustible portfolio).

Revenue from combustibles was marginally higher in the first six months of 2020, up 0.3% at £10,854 million (30 June 2019: £10,827 million) as higher pricing across the Group, notably in the US, Pakistan, Russia, Mexico and Turkey more than offset the impact of lower volume and a translational foreign exchange headwind of 1.6%.

After adjusting for currency and the short-term impact of excise on bought in goods that impacted 2019, adjusted revenue from combustibles at constant rates of exchange was up 2.2% at £11,030 million (30 June 2019: £10,796 million).

TOBACCO HEATING PRODUCTS

The Group’s THP portfolio continued to grow, with consumable volume up 9.1% to 4.2 billion sticks in the six-months ended 30 June 2020 (30 June 2019: 3.9 billion sticks).

The increase in consumable volume was largely driven by the growth of glo Pro and the launch of glo Hyper (our new to world THP technology featuring 30% more tobacco and induction heating) in Japan, Russia, Italy, Romania and Germany. The Group has increased the use of digital touchpoints, capturing the consumer behavioural shift from offline to online, which supported the launch of Hyper despite the disruption caused by COVID-19.

In Japan, glo Hyper reached 0.7% volume share in June 2020, 3 months after launch, driving a growth in glo’s volume share in Japan to 5.4% (June 2020) from 5.0% (December 2019), despite a decline in THP volume in the six-months ended 30 June 2020 which was largely due to inventory movements.

The Group continued to grow volume in Russia (notably in Moscow, with volume share of 2.8% in June 2020), Ukraine, Italy, Kazakhstan and Spain.

Revenue declined 8.7% to £286 million (30 June 2019: £313 million) largely due to the impact of excise rate harmonisation in Japan. Excluding the benefit of the relative weakness in sterling against Japanese yen, revenue declined 11.7% to £277 million at constant rates of exchange.

Category performance review cont…

VAPOUR

Total volume of vapour consumables was up 43% to 145 million units in 2020 (30 June 2019: 102 million units), driving revenue growth of 40.8% to £265 million (30 June 2019: £189 million) or 39.0% at constant rates of exchange.

•

In the US, total revenue from vapour was £166 million, an increase of 75% (30 June 2019: £95 million), or 70% on a constant currency basis, driven by a 66% increase in consumable volume. Total Vuse value share increased to 26% for the six-months ended 30 June 2020, up from 15.5% for the year ended 31 December 2019.

To date, we have submitted Premarket Tobacco Product Applications (PMTA) for three of our Vuse products: Solo, Ciro and Vibe, and we continue to work towards the PMTA deadline of September 2020 for the remainder of our US vapour portfolio.

•

In Canada, the Group continued to be the fastest growing company in the vapour category, by vapour value share. This was supported by the Vype to Vuse migration, with an increase in total vapour value share of 1,100 bps to 35.0% for the six-months ended 30 June 2020;

•	In ENA, the Group’s vapour portfolio continued to perform strongly, maintaining leadership in the vapour category (by value share) in the key European markets;

•

In the UK, total vapour value share of the category was 35%, a decline of 290 bps. Vype performed well, with value share up 180 bps driven by both ePen3 (up 260 bps to 10.8%) and ePod (90 bps higher at 1.0%) for the six-months ended 30 June 2020, compared to the full year 2019, which was more than offset by a decline in Ten Motives and the remainder of the local portfolio;

•	In France, vapour value share reached 26.6% for the six-months ended 30 June 2020, an increase of 940 bps (versus 2019), driven by ePen3 and ePod; and

•	In Germany, Vype continues to grow vapour value share increasing by 1,000 bps to 45.8% for the six-months ended 30 June 2020 (compared to 35.8% in 2019);

•

In South Africa, Twisp was impacted by COVID-19 where all sales of cigarettes and vapour products were suspended in March 2020. This required the Group to postpone all activities linked to the development and sales of Twisp and the Group’s vapour portfolio, but we remain confident of the category potential in South Africa.

In 2019, the Group announced plans to simplify the New Categories product portfolio, with a migration of certain vapour brands (including Vype, Chic, Highendsmoke and ViP) to Vuse during 2020, where possible. Whilst good progress continues to be made, COVID-19 has required the migration plans to be deferred in a number of markets until 2021.

MODERN ORAL

Volume of Modern Oral increased 74% to 0.7 billion pouches in the six-months ended 30 June 2020 (30 June 2019: 0.4 billion pouches). Revenue increased 67% to £77 million (30 June 2019: £46 million) or 71% at constant rates of exchange. Notable highlights include:

•

The growth of Velo in the US, achieving a category volume share of 9.3% for the six-months ended 30 June 2020, up 360 bps from 2019, with distribution expanded to over 120,000 outlets. An increase in competitive intensity and the growth of the category led to sequential volume share declines in the second quarter of the year;

•	Norway, where volume share increased to 14.2% of the total oral category;
•	Switzerland, where volume share of the total oral category reached 53%; and
•	Denmark, where the Group continues to lead the development of the oral category with 73% volume share of the total oral category.

Category performance review cont…

In December 2019, following concerns in Russia regarding irresponsible marketing by our competitors, all sales of modern oral were temporarily suspended. There is no indication of a concern regarding the Group’s products or practices. The Group continues to engage with regulators at all levels seeking the introduction of regulation for the non-tobacco nicotine pouch category to allow it to be commercialised under a clear legal framework. The Group expects a decision on the legislative approach for the Modern Oral category during the second half of 2020, whilst recognising that the parliamentary agenda may be impacted by the continuing COVID-19 response.

In line with the simplification agenda, the Group will continue to migrate the majority of its Modern Oral portfolio to Velo during 2020 and 2021, with initial migration plans delayed due to COVID-19.

TRADITIONAL ORAL

In the Traditional Oral category, volume was marginally lower than the prior year (down 0.3% to 4.3 billion stick equivalents). Total revenue was up 10.8% to £576 million or 8.1% at constant rates of exchange, driven by pricing.

In the US, moist volume share declined 30 bps, largely due to Grizzly. Total volume declined 1.3%.

The Modified Risk Tobacco Products (MRTP) application for Camel Snus was discussed by the Tobacco Products Scientific Advisory Committee (TPSAC) in September 2018. We continue to anticipate a formal response from the FDA, although the timing may be impacted by the volume of PMTA applications that are expected to be filed by September 2020.

Outside the US, volume was higher in Sweden by 10.6%. Traditional Oral volume share (as a proportion of total oral) declined 120 bps as the growth in Lundgrens was more than offset by the remainder of the portfolio including Granit and the de-list of Knekt.

REGIONAL REVIEW

The performances of the regions are discussed below. The following discussion is based upon the Group’s internal reporting structure.

UNITED STATES (US):

	Volume			Revenue
For the six-months ended 30 June	2020	2019	Vs 2019	2020	Vs 2019	Adj	Exch	2020 Adj CC	Vs 2019 adj CC
	UoM	UoM	%	£m	%	£m	£m	£m	%
Cigarettes	36.2	36.2	-0.2%
Other (incl MYO/RYO)	0.1	0.1	+8.6%
Combustibles	36.3	36.3	-0.1%	4,861	+11.4%	-	(126)	4,735	+8.5%
Vapour	70	42	+66%	166	+74.8%	-	(5)	161	+70.3%
THP	-	-	-	-	-	-	-	-	-
Modern Oral	74	2	n/m	7	n/m	-	-	7	n/m
New Categories				173	+81.2%	-	(5)	168	+76.5%
Traditional Oral	3.8	3.8	-1.3%	558	+10.5%	-	(14)	544	+7.6%
Other				27	+7.5%	-	(1)	26	+4.8%
Total Revenue				5,619	+12.6%	-	(146)	5,473	+9.7%
				Profit from Operations / Operating Margin
				2020	Vs 2019	Adj	Exch	2020 Adj CC	Vs 2019 adj CC
				£m	%	£m	£m	£m	%
Profit from Operations				2,619	+16.5%	182	(79)	2,722	+9.6%
Operating Margin (%)				46.6%	+150 bps			49.7%	-10 bps

Use of the term “at cc” refers to the variance between the 2020 adjusted performance, at 2019 exchange rates, against the adjusted 2019 performance.

Volume and Share

Cigarette industry volume was estimated to be up 0.8% largely driven by stronger consumption trends, less negative impact of vaping on cigarettes, higher supply chain inventories and an extra selling day. Full year industry volume is forecasted to decline by 2.5% in 2020.

Total cigarette value share increased 30 bps, with volume share from the strategic cigarette portfolio up 20 bps driven by Newport and Natural American Spirit (which combined to drive premium volume share up 50 bps). Cigarette volume declined 0.2% to 36 billion sticks (30 June 2019: 36 billion sticks) with total volume share up 10 bps, versus 2019.

In vapour, consumable volume increased 66% driven by the Vuse portfolio which performed well, with an increase in value share to 26% for the six-months ended 30 June 2020, up from 15.5% for the year ended 31 December 2019. Industry vapour volumes were down 18% in the six-months ended 30 June 2020, against a strong comparator period. The industry returned to growth in the category during the second quarter of 2020, following the challenging period in the second half of 2019 due to a number of industry wide product concerns and implementation of the flavour regulations.

Value share of traditional moist oral declined 30 bps, due to pressure from the low priced segment. Following promotional activities in early 2020, Grizzly regained growth momentum in the second quarter. Total volume of Traditional Oral declined 1.3%.

In the Modern Oral category, Velo achieved a category volume share of 9.3% for the six-months ended 30 June 2020, up over 360 bps from 2019, largely driven by the increase in distribution which now reaches over 120,000 outlets. An increase in competitive intensity and the growth of the category lead to sequential volume share declines in the second quarter of the year.

Regional review continued…

Revenue

Reported revenue increased 12.6% to £5,619 million, driven by combustibles revenue, up 11.4 % to £4,861 million, as pricing (including the impact of our revenue growth management programme) led to an increase in price/mix on cigarettes of 9%. This more than offset the lower cigarette volume described earlier. Revenue from vapour increased 75% to £166 million, Traditional Oral revenue grew 10.5% to £558 million and Modern Oral revenue reached £7 million following the roll out of Velo in the second half of 2019. Excluding the favourable translational foreign exchange tailwind (of 2.9%), total revenue was up 9.7%, on a constant currency basis, with growth in combustibles (up 8.5%), vapour (increased 70%) and Traditional Oral (up 7.6%).

Profit from operations

Reported profit from operations increased 16.5% to £2,619 million. This was driven by the increase in revenue and lower charges in relation to US litigation (including Engle) of £32 million in the first half of 2020 compared to £114 million in the same period in 2019. This more than offset an increase in marketing investment behind New Categories. The performance also benefited from efficiencies delivered since the acquisition of RAI.

Excluding adjusting items largely related to US litigation (including Engle), the amortisation and impairment of acquired brands, Project Quantum and the translational foreign exchange tailwind discussed previously, adjusted profit from operations was £2,722 million, an increase of 9.6% on an adjusted constant currency basis.

Regulatory activity

On 2 January 2020, the US FDA announced that all flavoured cartridges/pods (excluding menthol and tobacco flavours) must be withdrawn until they have cleared through the PMTA process. The deadline for PMTA applications has been extended by the FDA to September 2020 due to the outbreak of COVID-19. Our US business continues to make good progress having submitted applications for the VUSE Solo, Ciro and Vibe products and expects to submit all remaining PMTAs ahead of the revised deadline.

The Modified Risk Tobacco Products (MRTP) application for Camel Snus remains under review having been discussed by the Tobacco Products Scientific Advisory Committee (TPSAC) in September 2018. We continue to anticipate a formal response from the FDA, although the timing may be impacted by the volume of PMTA applications that are expected to be filed by September 2020.

In June 2020, the FDA issued the Unified Agenda which did not progress the potential regulations with regards to menthol in tobacco products or restrictions to nicotine in tobacco products. Specific cities (including San Francisco) and states (Massachusetts) have implemented restrictions on the sale of flavoured tobacco products (including menthol). The Group continues to monitor the regulatory developments but does not believe there is any significant impact of such restrictions on the Group’s operations at this time.

Regional review continued…

ASIA-PACIFIC AND MIDDLE EAST (APME):

	Volume			Revenue
For the six-months ended 30 June	2020	2019	Vs 2019	2020	Vs 2019	Adj	Exch	2020 Adj CC	Vs 2019 adj CC
	UoM	UoM	%	£m	%	£m	£m	£m	%
Cigarettes	99.8	109.8	-9.1%
Other (incl MYO/RYO)	1.0	1.1	-0.5%
Combustibles	100.8	110.9	-9.2%	1,838	-11.2%	-	25	1,863	-10.0%
Vapour	2	0	+318%	5	+171%	-	1	6	+177%
THP	3.3	3.5	-6.9%	244	-15.7%	-	(10)	234	-19.1%
Modern Oral	18	0	n/m	1	-	-	-	1	-
New Categories				250	-14.3%	-	(9)	241	-17.6%
Traditional Oral	-	-	-	-	-	-	-	-	-
Other				49	+14.0%	-	(1)	48	+11.6%

Total Revenue				2,137	-11.1%	-	15	2,152	-10.5%
				Profit from Operations / Operating Margin
				2020	Vs 2019	Adj	Exch	2020 Adj CC	Vs 2019 adj CC
				£m	%	£m	£m	£m	%
Profit from Operations				865	-8.0%	25	14	904	-6.9%
Operating Margin (%)				40.5%	+140 bps			42.0%	+170 bps

Use of the term “at cc” refers to the variance between the 2020 adjusted performance, at 2019 exchange rates, against the adjusted 2019 performance.

Volume and Share

Cigarette and THP value share increased 20 bps, with volume share up 70 bps, as growth in Bangladesh, New Zealand, Australia, Japan and Vietnam combined to more than offset Saudi Arabia and Indonesia.

Cigarette volume declined 9.1% as growth in Bangladesh (due to trade inventory movements) was more than offset by the impact of the increase in local taxes and minimum retail price compliance in Indonesia, the continued increase in illicit trade in Pakistan (following the excise-led price increase in 2019) and the impact of COVID-19 in a number of markets, notably within GTR, which was negatively affected by the reduction in cross border travel.

THP volume declined 6.9% to 3.3 billion sticks (30 June 2019: 3.5 billion) largely due to inventory movements in Japan. However, in Japan, the largest THP market in the world, the Group’s THP portfolio grew volume share to 5.4% in June 2020 from 5.0% in December 2019, with glo Hyper reaching 0.7% volume share following the launch in April 2020.

Revenue

Reported revenue declined 11.1% to £2,137 million, driven by the reduction in cigarette volume, the impact of COVID-19, which has particularly impacted GTR and lower revenue in Australia (due to industry volume decline and the timing of inventory movements) and Malaysia (due to down-trading). This was partly offset by pricing in Pakistan and Bangladesh. New Categories revenue declined 14.3% partly due to the reduction in THP consumables and harmonisation of excise in Japan. On a constant currency basis, adjusted revenue declined 10.5%.

Profit from operations

Reported profit from operations declined 8.0% to £865 million. Growth in Bangladesh was more than offset by the impact of COVID-19 on GTR, with profit from operations lower in line with the decline in revenue in Australia and Malaysia. Excluding adjusting items, which primarily relate to the ongoing factory rationalisation programme (principally in South East Asia) and the impact of foreign exchange on the regional results, adjusted profit from operations fell 6.9% to £904 million, at constant rates of exchange.

Regional review continued…

AMERICAS AND SUB-SAHARAN AFRICA (AMSSA):

	Volume			Revenue
For the six-months ended 30 June	2020	2019	Vs 2019	2020	Vs 2019	Adj	Exch	2020 Adj CC	Vs 2019 adj CC
	UoM	UoM	%	£m	%	£m	£m	£m	%
Cigarettes	68.1	74.4	-8.4%
Other (incl MYO/RYO)	0.9	0.9	+1.0%
Combustibles	69.0	75.3	-8.3%	1,646	-13.4%	-	234	1,880	-1.1%
Vapour	15	5	+208%	30	+88%	-	1	31	+91%
THP	-	-	-	-	-	-	-	-	-
Modern Oral	9	0	n/m	1	n/m	-	-	1	n/m
New Categories				31	+91%	-	1	32	+95%
Traditional Oral	-	-	-	-	-	-	-	-	-
Other				72	-27.6%	-	13	85	-14.2%
Total Revenue				1,749	-13.2%	-	248	1,997	-0.9%
				Profit from Operations / Operating Margin
				2020	Vs 2019	Adj	Exch	2020 Adj CC	Vs 2019 adj CC
				£m	%	£m	£m	£m	%
Profit from Operations				669	+104%	52	66	787	-3.6%
Operating Margin (%)				38.3%	+2,200 bps			39.4%	-110 bps

Use of the term “at cc” refers to the variance between the 2020 adjusted performance, at 2019 exchange rates, against the adjusted 2019 performance.

Volume and Share

Cigarette value share was up 50 bps, with volume share up 30 bps, driven by growth in the strategic cigarette brands volume share of 290 bps. Cigarette volume declined 8.4% to 68.1 billion sticks. The lower volume was largely due to industry led contraction following the impact of COVID-19 in a number of markets, particularly in South Africa (where sales of tobacco products have been suspended since March 2020) but also temporarily in markets such as Mexico, Venezuela and Honduras. This was partly offset by an increase in cigarette volume in Brazil, as reduced population mobility and increased border security led to a reduction in illicit trade and an increase in the duty paid market.

In vapour, the Group continued to be the fastest growing company in Canada, driven by the growth of the ePod variant and supported by the migration of Vype to Vuse, with total value share up over 1,100 bps (compared to 2019) to 35.0% for the six-months ended 30 June 2020. Due to the suspension of all sales of cigarettes and vapour products in South Africa in March 2020 (as part of the country’s COVID-19 response), the Group postponed all activities linked to the development and sales of Twisp products and the Group’s vapour portfolio, but we remain confident of the category potential in South Africa.

Revenue

Revenue declined 13.2% to £1,749 million, largely due to a translational foreign exchange headwind due to the relative strength of sterling against a number of currencies, but notably the Brazilian real and the South African rand. On a constant currency basis, adjusted revenue declined by 0.9% to £1,997 million as cigarette pricing and the growth of revenue from New Categories (particularly vapour which was up 91% to £31 million (30 June 2019: £16 million) driven by Canada and Mexico) was more than offset by the lower total cigarette volume (described above) and the impact of the COVID-19 related sales restrictions in South Africa.

Profit from operations

Reported profit from operations was up 104% to £669 million, as the prior period was impacted by the £436 million charge in relation to the Quebec class action. Excluding the adjusting items in both periods and the impact of translational foreign exchange on the Group’s results, adjusted profit from operations on a constant currency basis fell 3.6% to £787 million, largely due to the impact of COVID-19 in South Africa as discussed above.

Regional review continued…

EUROPE AND NORTH AFRICA (ENA):

	Volume			Revenue
For the six-months ended 30 June	2020	2019	Vs 2019	2020	Vs 2019	Adj	Exch	2020 Adj CC	Vs 2019 adj CC
	UoM	UoM	%	£m	%	£m	£m	£m	%
Cigarettes	106.4	111.7	-4.8%
Other (incl MYO/RYO)	7.9	8.0	-2.4%
Combustibles	114.3	119.7	-4.7%	2,509	+0.6%	-	43	2,552	+3.6%
Vapour	58	54	+7.8%	64	-15.3%	-	-	64	-15.0%
THP	0.9	0.4	+177%	42	+78.7%	-	1	43	+81.0%
Modern Oral	616	410	+50%	68	+50.4%	-	1	69	+54.1%
New Categories				174	+20.3%	-	2	176	+21.4%
Traditional Oral	0.5	0.5	+8.1%	18	+22.6%	-	-	18	+24.6%
Other				65	-39.3%	-	1	66	-38.3%
Total Revenue				2,766	+0.2%	-	46	2,812	+3.0%
				Profit from Operations / Operating Margin
				2020	Vs 2019	Adj	Exch	2020 Adj CC	Vs 2019 adj CC
				£m	%	£m	£m	£m	%
Profit from Operations				944	+9.4%	12	10	966	+2.9%
Operating Margin (%)				34.1%	+280 bps			34.4%	FLAT

Use of the term “at cc” refers to the variance between the 2020 adjusted performance, at 2019 exchange rates, against the adjusted 2019 performance.

Volume and Share

Cigarette value share was up 10 bps, with strategic cigarette volume share up 30 bps. Total cigarette volume share was up 50 bps driven by an increased volume share in Russia, Turkey, Italy and Romania.

Cigarette volume declined 4.8% to 106 billion sticks as higher volume in Russia (due to the trade stock movements in 2019 and 2020 related to the preparation for track and trace implementation) was more than offset by industry wide declines in a number of markets, partly due to COVID-19.

During the first six months of 2020, a ban on the sale of menthol cigarettes was implemented in the European Union. Total annual EU menthol volume is estimated to be 6% of ENA cigarette volume. The Group has a long history of navigating such regulatory changes and it is believed that the majority of consumers will remain in the category and the legacy brand family. The impact to the Regional performance following the implementation is not material in the period ended 30 June 2020.

The Group’s New Category portfolio continued to develop, driven by:

•

A 50% increase in volume of modern oral pouches to 0.6 billion (30 June 2019: 0.4 billion pouches) with growth across Scandinavia, East and Central Europe. In Denmark and Norway, the Group’s modern oral portfolio reached 73% and 14% volume share of the total oral category, respectively. This growth in modern oral more than offset the impact of Russia where sales of modern oral remain suspended following cessation of sales activities across the industry in 2019. The Group continues to engage with regulators at all levels seeking the introduction of regulation for the non-tobacco nicotine pouch category to allow it to be commercialised under a clear legal framework. The Group expects a decision on the legislative approach for the Modern Oral category during the second half of 2020, whilst recognising that the parliamentary agenda may be impacted by the continuing COVID-19 response;

•	THP volume up 177%, driven by the growth of glo Pro (in Russia and Ukraine) and the launch of glo Hyper in Russia, Italy and Romania; and

•

Vapour volume higher by 7.8% (compared to the same period of 2019). This was driven by growth across the region but particularly in relation to Vype in France (where ePen3 and ePod combined to drive vapour value share up 940 bps to 26.6% for the six-months ended 30 June 2020) and in Germany (with vapour value share up 1,000 bps to 45.8%). The Group maintained value leadership in the UK, with a 35% vapour value share (down 290 bps) as Vype ePen3 and ePod performed well but were more than offset by a reduction in Ten Motives and the remainder of the local portfolio.

Regional review continued…

In Sweden, the Group’s oral portfolio performed well, increasing total volume share of the oral category by 40 bps to 13.6% (in the six-months to 30 June 2020) compared to 2019. This was driven by Lyft (our Modern Oral product), which increased volume share by 190 bps to 3.9% of the total oral category, and Lundgrens (a traditional oral product), which grew volume share of the total oral category by 130 bps to 5.4%, which combined to more than offset the remainder of the traditional oral portfolio (mainly related to Granit and the de-list of Knekt).

Revenue

Reported revenue increased 0.2% to £2,766 million as strong combustibles pricing across the region (notably in Russia, Germany and Romania) and an increase in revenue from New Categories by 20% (to £174 million) more than offset lower regional volume and translational foreign exchange headwinds of 1.7%.

Adjusted revenue, at constant rates, increased 3.0% to £2,812 million. This was driven by pricing across the combustible portfolio as noted above, as well as the 21.4% growth in adjusted revenue at constant rates from New Categories to £176 million driven by the growth of THP in Eastern Europe (Russia, Ukraine and Kazakhstan) and Modern Oral across Scandinavia, Switzerland and Germany which more than offset lower adjusted revenue at constant rates from Vapour partly driven by marketing investment to drive consumer activation, recognised in line with IFRS 15 as a deduction to revenue.

Profit from operations

Reported profit from operations increased 9.4% to £944 million, as higher profit in Russia (in line with higher volume), Romania, Germany and Norway more than offset the increased investment behind New Categories. Excluding adjusting items (largely in relation to the amortisation of acquired brands) and the impact of the foreign currency headwind, adjusted profit from operations at constant rates was up 2.9% at £966 million.

OTHER INFORMATION

FOREIGN CURRENCIES

The principal exchange rates used to convert the results of the Group’s foreign operations to sterling for the purposes of inclusion and consolidation within the Group’s financial statements are indicated in the table below. Where the Group has provided results “at constant rates of exchange” this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results. The principal exchange rates used were as follows:

	Average for the period ended			As at
	30.6.20	30.6.19	31.12.19	30.6.20	30.6.19	31.12.19
Australian dollar	1.919	1.832	1.836	1.795	1.814	1.885
Brazilian real	6.186	4.975	5.035	6.784	4.878	5.329
Canadian dollar	1.720	1.726	1.694	1.683	1.663	1.718
Euro	1.144	1.145	1.140	1.100	1.118	1.180
Indian rupee	93.400	90.601	89.898	93.292	87.851	94.558
Japanese yen	136.475	142.405	139.234	133.303	137.121	143.967
Russian rouble	87.661	84.446	82.623	88.042	80.276	82.282
South African rand	20.956	18.373	18.437	21.469	17.947	18.525
US dollar	1.261	1.294	1.277	1.236	1.273	1.325

RISKS AND UNCERTAINTIES

During the period, the Board carried out a robust assessment of the principal risks and uncertainties facing the Group, including those that would threaten its business model, future performance, solvency, liquidity and viability. As part of that assessment, the Board reviewed all the risks, both individually and collectively, as they relate to the impact of COVID-19 on the performance of the Group and now considers COVID-19 to be a principal risk.

The COVID-19 pandemic may have a lasting impact on operations, suppliers, customers and our people. The governments of the countries in which we operate and sell our products will adjust as they tackle the socio-economic impact of the pandemic. This could lead to increased risk of regulation, affect the ability to realise revenue growth due to consumer down-trading, excise increases or higher illicit trade, whilst also potentially impacting the supply chain, financial markets and customer credit risk. The impact of these risks is difficult to ascertain during this period of uncertainty and any developments related to the COVID-19 pandemic may have unforeseen impacts on our results including our financial guidance. These risks are all managed individually and collectively by management and overseen by the Board.

Whilst the other principal risks facing the Group remain broadly unaltered, the Directors recommended a change in the name in the risk related to the development and commercialisation of New Categories to better reflect the underlying risk being managed. The principal risks facing the Group are summarised under the headings of:

•	Competition from illicit trade;
•	Tobacco, New Categories and other regulation interrupts the growth strategy;
•	Disputed taxes, interest and penalties;
•	New Categories development, commercialisation and rollout;
•	Market size reduction and consumer down-trading;
•	Litigation;
•	Significant increases or structural changes in tobacco, nicotine and New Categories related taxes;
•	Foreign exchange rate exposures;
•	Geopolitical tensions;
•	Solvency and liquidity;
•	Injury, illness or death in the workplace; and
•	COVID-19.

A summary of the other risks for the Group which are not considered principal risks but are monitored by the Board through the Group’s risk register is set out on pages 272-286 of the Annual Report and Form 20-F for the year ended 31 December 2019. These and all of the Group’s risks should be read in the context of the forward-looking statements on page 66 of this Half-Year Report.

Other information continued…

UPDATE ON INVESTIGATIONS INTO MISCONDUCT ALLEGATIONS

The Group has been investigating, and is aware of governmental authorities’ investigations into, allegations of misconduct. It has been liaising with relevant authorities, including the UK’s Serious Fraud Office, which is conducting an investigation into suspicions of corruption in the conduct of business by Group companies and associated persons, and the Department of Justice (DOJ) and the Office of Foreign Assets Control (OFAC) in the United States, which are conducting investigations into suspicions of breach of sanctions. The Group is cooperating with the authorities’ investigations.

The potential for fines, penalties or other consequences cannot currently be assessed. As the investigations are ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

UPDATE ON QUEBEC CLASS ACTION AND CCAA

In 2015, the plaintiffs in the two certified classes in Quebec were awarded damages and interest in the amount of CAD$15.6 billion (£9 billion), of which Imperial Tobacco Canada Ltd’s (ITCAN) share is CAD$10.4 billion (£6 billion). Also in 2015, the Quebec Court of Appeal upheld the Order for Security, of which ITCAN’s share was CAD$758 million (£436 million), which has been paid in full to the Court escrow account as required by the judgment. In 2019, following decisions of the Quebec Court of Appeal in Montreal, the Board of Directors of ITCAN reassessed the recoverability of the deposit and, accordingly, the Group recognised a charge against the income statement of £436 million in that year, reflecting the amount of the judgment that is considered to be probable and estimable in line with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. As a consequence, in the Group’s consolidated balance sheet the deposit has been utilised against the current estimate of the liability.

Further, on 12 March 2019, ITCAN obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’ Creditors Arrangement Act (CCAA). This has the effect of staying all current tobacco litigation in Canada against ITCAN and other Group companies (the “Stays”). On 20 February 2020, the Stays were extended until 30 September 2020. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to ITCAN, certain of its subsidiaries or any other Group company.

In addition to Quebec, across Canada, other tobacco plaintiffs and provincial governments are collectively seeking significant damages which substantially exceed ITCAN’s total assets. In seeking protection under the CCAA, ITCAN will look to resolve not only the Quebec case but also all other tobacco litigation in Canada under an efficient and court supervised process, while continuing to trade in the normal course.

Under the terms of CCAA, the court has appointed FTI Consulting Canada Inc. to act as a monitor. This monitor has no operational input and is not involved in the management of the business. The Group considers that ITCAN continues to meet the requirements of IFRS 10 Consolidated Financial Statements, and, until such requirements are not met, the Group will continue to consolidate the results of ITCAN. The £2.3 billion of goodwill relating to ITCAN on the Group’s balance sheet at 30 June 2020 will continue to be reviewed on a regular basis. Any potential future impairment charge would result in a non-cash charge to the income statement that would be treated as an adjusting item. Please refer to “Contingent Liabilities and Financial Commitments” below (page 48) and the 2019 Annual Report and Form 20-F, note 27 Contingent Liabilities and Financial Commitments for a full discussion.

Other information continued…

EXTERNAL RECOGNITION IN RESPECT OF SUSTAINABILITY

The Group continues to be recognised for its ESG performance, building on the numerous ESG related awards BAT has won in the past:

Year	Award/rating	Environmental	Social	Governance
Six months to 30 June 2020	Corporate Reporting Awards (CRRA): Openness and Transparency	✓	✓	✓
	RobecoSAM Sustainability Award: Gold Class	✓	✓	✓
	Sustainability, Environmental Achievement and Leadership (SEAL) Awards: top 50 companies	✓	✓	✓
	Global Top Employer		✓
	FT Leader in Diversity		✓
	Gartner Supply Chain Award: top 25 companies		✓
	Corporate Equality Index: best place to work for LGBT+ equality (RAI only)		✓
	Undergraduate Employability Awards: top Medium-sized Undergraduate Scheme (UK only)		✓
	Product of the Year: Vype ePod best e-cigarette		✓
2019	Dow Jones Sustainability Indices (DJSI): World Index & Industry leader	✓	✓	✓
	RobecoSAM Sustainability Award: Gold Class	✓	✓	✓
	MSCI: BBB rating	✓	✓	✓
	Vigeo Eiris: 83% score	✓	✓	✓
	Carbon disclosure Project (CDP): Climate A and Water B	✓
	Global Child Forum benchmark: leader status		✓
	Global Top Employer		✓
	Workforce Disclosure Initiative (WDI): industry leader		✓
	International Women’s Day: best practice winner		✓
	Product of the Year: Vype ePod best e-cigarette		✓
2018	DJSI: World Index & Industry leader	✓	✓	✓
	RobecoSAM Sustainability Award: Gold Class	✓	✓	✓
	MSCI: A rating	✓	✓	✓
	CDP: Climate B and Water B-	✓
	Global Top Employer		✓
	WDI: industry leader		✓
	International Women’s Day: best practice winner		✓
	Fortune best workplaces: best in manufacturing and production (RAI only)		✓
	dotCOMM Awards: best ebook for Science & Technology Report			✓
2017	DJSI: World Index & Industry leader	✓	✓	✓
	RobecoSAM Sustainability Award: Silver Class	✓	✓	✓
	MSCI: A rating	✓	✓	✓
	CDP: Climate A- and Water A-	✓
	Thomas Reuters Diversity & Inclusion Index		✓
	Most engaged workplaces: ‘Elite 8’ Top Category Winner for “Vision & Values” (RAI only)		✓
	Modern Slavery ranking: top 5 in the FTSE for disclosure and action		✓
	PETA International Science Consortium: significant contribution to help advance non-animal testing			✓
2016	DJSI: Europe Index	✓	✓	✓
	RobecoSAM Sustainability Award: Gold Class	✓	✓	✓
	MSCI: BBB rating	✓	✓	✓
	CDP: Climate A- and Water B	✓
	Thomas Reuters Diversity & Inclusion Index		✓
	Institute of Director’s Good Governance report: no.1 ranking in the FTSE			✓

Other information continued…

GOING CONCERN

A description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position, together with the factors likely to affect its future development, performance and position, as well as risks associated with the business, are set out in the Strategic Report and in the notes to the financial statements, all of which are included in the 2019 Annual Report and Form 20-F, and available on the Group’s website, www.bat.com. This Half-Year Report provides updated information regarding the business activities, including cash flow, for the six months to 30 June 2020 and of the financial position and liquidity position at 30 June 2020.

The Group has, at the date of this announcement, sufficient existing financing available for its estimated requirements for at least the next 12 months. This, together with the ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully through the ongoing uncertainty and risks associated with COVID-19 and its impact on the current financial conditions and the general outlook in the global economy.

After reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Half-Year Report.

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Interim Financial Statements

GROUP INCOME STATEMENT - unaudited

	Six-months to		Year to
	30.6.20	30.6.19	31.12.19
	£m	£m	£m

Revenue [1]	12,271	12,170	25,877

Raw materials and consumables used	(2,182)	(2,211)	(4,599)
Changes in inventories of finished goods and work in progress	183	148	162
Employee benefit costs	(1,306)	(1,475)	(3,221)
Depreciation, amortisation and impairment costs	(533)	(521)	(1,512)
Other operating income	42	29	163
Loss on reclassification from amortised cost to fair value	(1)	-	(3)
Other operating expenses	(3,377)	(3,760)	(7,851)
Profit from operations	5,097	4,380	9,016
Net finance costs	(786)	(773)	(1,602)
Finance income	36	33	210
Finance costs	(822)	(806)	(1,812)
Share of post-tax results of associates and joint ventures	281	258	498
Profit before taxation	4,592	3,865	7,912
Taxation on ordinary activities	(1,054)	(971)	(2,063)
Profit for the period	3,538	2,894	5,849

Attributable to:
Owners of the parent	3,457	2,814	5,704
Non-controlling interests	81	80	145
	3,538	2,894	5,849

Earnings per share
Basic	151.2p	123.2p	249.7p

Diluted	150.7p	122.8p	249.0p

All of the activities during both years are in respect of continuing operations.

The accompanying notes on pages 37 to 54 form an integral part of this condensed consolidated financial information.

1 Revenue is net of duty, excise and other taxes of £18,415 million and £18,607 million for the six-months ended 30 June 2020 and 2019 respectively, and £39,826 million for the year ended 31 December 2019.

Interim Financial Statements

GROUP STATEMENT OF COMPREHENSIVE INCOME – unaudited

	Six-months to		Year to
	30.6.20	30.6.19	31.12.19
	£m	£m	£m
Profit for the period (page 30)	3,538	2,894	5,849
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:	4,095	72	(3,216)
Differences on exchange	4,847	153	(2,967)
Cash flow hedges
– net fair value losses	(267)	(180)	(246)
– reclassified and reported in profit for the period	48	19	53
Net investment hedges
– net fair value (losses)/gains	(353)	(26)	21
– differences on exchange on borrowings	(230)	30	(18)
Associates – share of OCI, net of tax	-	29	(115)
Tax on items that may be reclassified	50	47	56

Items that will not be reclassified subsequently to profit or loss:	57	(662)	(507)
Retirement benefit schemes
– net actuarial gains/(losses)	78	(833)	(582)
– surplus recognition	(6)	-	(7)
Associates – share of OCI, net of tax	(11)	15	7
Tax on items that will not be reclassified	(4)	156	75
Total other comprehensive income/(expense) for the period, net of tax	4,152	(590)	(3,723)
Total comprehensive income for the period, net of tax	7,690	2,304	2,126

Attributable to:
Owners of the parent	7,596	2,231	2,000
Non-controlling interests	94	73	126
	7,690	2,304	2,126

The accompanying notes on pages 37 to 54 form an integral part of this condensed consolidated financial information.

Interim Financial Statements

GROUP STATEMENT OF CHANGES IN EQUITY – unaudited

At 30 June 2020	Attributable to owners of the parent

	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2020	614	26,609	(3,555)	40,234	63,902	258	64,160

Total comprehensive income for the period, net of tax (page 31)	-	-	4,071	3,525	7,596	94	7,690
Profit for the period (page 30)	-	-	-	3,457	3,457	81	3,538
Other comprehensive income for the period, net of tax (page 31)	-	-	4,071	68	4,139	13	4,152
Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	-	(26)	-	(26)	-	(26)
Employee share options
– value of employee services	-	-	-	34	34	-	34
– proceeds from new shares issued	-	1	-	-	1	-	1
– treasury shares used for share option schemes	-	7	-	(7)	-	-	-
Dividends and other appropriations
– ordinary shares	-	-	-	(2,347)	(2,347)	-	(2,347)
– to non-controlling interests	-	-	-	-	-	(80)	(80)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(17)	(17)	-	(17)
Other movements non-controlling interests	-	-	-	-	-	10	10
Balance at 30 June 2020	614	26,617	490	41,422	69,143	282	69,425

At 30 June 2019	Attributable to owners of the parent

	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2019	614	26,606	(333)	38,557	65,444	244	65,688

Total comprehensive income for the period, net of tax (page 31)	-	-	94	2,137	2,231	73	2,304

Profit for the period (page 30)	-	-	-	2,814	2,814	80	2,894
Other comprehensive income/(expense) for the period, net of tax (page 31)	-	-	94	(677)	(583)	(7)	(590)

Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	-	(22)	-	(22)	-	(22)
Employee share options
– value of employee services	-	-	-	52	52	-	52
– proceeds from shares issued	-	1	-	-	1	-	1
Dividends and other appropriations
– ordinary shares	-	-	-	(2,317)	(2,317)	-	(2,317)
– to non-controlling interests	-	-	-	-	-	(92)	(92)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(117)	(117)	-	(117)
Other movements non-controlling interests	-	-	-	-	-	29	29
Other movements	-	-	-	10	10	-	10
Balance at 30 June 2019	614	26,607	(261)	38,322	65,282	254	65,536

The accompanying notes on pages 37 to 54 form an integral part of this condensed consolidated financial information.

Interim Financial Statements

GROUP STATEMENT OF CHANGES IN EQUITY – unaudited

At 31 December 2019	Attributable to owners of the parent

	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2019	614	26,606	(333)	38,557	65,444	244	65,688

Total comprehensive (expense)/income for the year comprising: (page 31)	-	-	(3,190)	5,190	2,000	126	2,126
Profit for the year (page 30)	-	-	-	5,704	5,704	145	5,849
Other comprehensive expense the year (page 31)	-		(3,190)	(514)	(3,704)	(19)	(3,723)
Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	-	(32)	-	(32)	-	(32)
Employee share options
– value of employee services	-	-	-	115	115	-	115
– proceeds from shares issued	-	3	-	-	3	-	3
Dividends and other appropriations
– ordinary shares	-	-	-	(3,476)	(3,476)	-	(3,476)
– to non-controlling interests	-	-	-	-	-	(148)	(148)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(117)	(117)	-	(117)
Other movements non-controlling interests	-	-	-	-	-	36	36
Other movements	-	-	-	(35)	(35)	-	(35)
Balance at 31 December 2019	614	26,609	(3,555)	40,234	63,902	258	64,160

The accompanying notes on pages 37 to 54 form an integral part of this condensed consolidated financial information.

Interim Financial Statements

GROUP BALANCE SHEET - unaudited

	30.6.20	30.6.19	31.12.19
	£m	£m	£m
Assets
Non-current assets
Intangible assets	126,764	124,087	118,787
Property, plant and equipment	5,444	5,683	5,518
Investments in associates and joint ventures	2,133	2,057	1,860
Retirement benefit assets	577	378	430
Deferred tax assets	419	507	424
Trade and other receivables	240	283	248
Investments held at fair value	28	20	12
Derivative financial instruments	504	681	452
Total non-current assets	136,109	133,696	127,731

Current assets
Inventories	6,796	6,709	6,094
Income tax receivable	108	94	122
Trade and other receivables	4,484	3,952	4,093
Investments held at fair value	183	167	123
Derivative financial instruments	210	177	313
Cash and cash equivalents	4,784	3,308	2,526
	16,565	14,407	13,271
Assets classified as held-for-sale	3	9	3
Total current assets	16,568	14,416	13,274

Total assets	152,677	148,112	141,005

The accompanying notes on pages 37 to 54 form an integral part of this condensed consolidated financial information.

Interim Financial Statements

GROUP BALANCE SHEET – unaudited cont...

	30.6.20	30.6.19	31.12.19
	£m	£m	£m
Equity
Capital and reserves
Share capital	614	614	614
Share premium, capital redemption and merger reserves	26,617	26,607	26,609
Other reserves	490	(261)	(3,555)
Retained earnings	41,422	38,322	40,234
Owners of the parent	69,143	65,282	63,902
Non-controlling interests	282	254	258
Total equity	69,425	65,536	64,160

Liabilities
Non-current liabilities
Borrowings	43,395	41,581	37,804
Retirement benefit liabilities	1,574	1,717	1,459
Deferred tax liabilities	18,104	17,703	17,050
Other provisions for liabilities	399	344	388
Trade and other payables	1,034	1,047	1,034
Derivative financial instruments	212	391	287
Total non-current liabilities	64,718	62,783	58,022

Current liabilities
Borrowings	7,066	8,711	7,562
Income tax payable	1,295	792	683
Other provisions for liabilities	365	294	670
Trade and other payables	9,535	9,762	9,727
Derivative financial instruments	273	234	181
Total current liabilities	18,534	19,793	18,823

Total equity and liabilities	152,677	148,112	141,005

The accompanying notes on pages 37 to 54 form an integral part of this condensed consolidated financial information.

Interim Financial Statements

GROUP CASH FLOW STATEMENT - unaudited

	Six-months to		Year to
	30.6.20 £m	30.6.19 £m	31.12.19 £m
Cash flows from operating activities
Cash generated from operating activities (page 42)	4,034	3,394	10,948
Dividends received from associates	2	2	252
Tax paid	(552)	(1,108)	(2,204)
Net cash generated from operating activities	3,484	2,288	8,996
Cash flows from investing activities
Interest received	27	33	80
Purchases of property, plant and equipment	(106)	(178)	(664)
Proceeds on disposal of property, plant and equipment	13	8	34
Purchases of intangibles	(62)	(56)	(151)
Purchases of investments	(183)	(70)	(191)
Proceeds on disposals of investments	97	118	339
Investment in associates and acquisitions of other subsidiaries net of cash acquired	(3)	(63)	(86)
Net cash used in investing activities	(217)	(208)	(639)
Cash flows from financing activities
Interest paid	(841)	(776)	(1,601)
Interest element of lease liabilities	(14)	(13)	(32)
Capital element of lease liabilities	(76)	(68)	(154)
Proceeds from increases in and new borrowings	5,204	2,917	4,247
Outflows relating to derivative financial instruments	(2)	(80)	(564)
Purchases of own shares held in employee share ownership trusts	(17)	(117)	(117)
Reductions in and repayments of borrowings	(2,811)	(1,480)	(5,640)
Dividends paid to owners of the parent	(2,346)	(2,277)	(4,598)
Capital injection from non-controlling interests	10	13	20
Dividends paid to non-controlling interests	(70)	(88)	(157)
Other	1	1	3
Net cash used in financing activities	(962)	(1,968)	(8,593)
Net cash flows from/(used in) operating, investing and financing activities	2,305	112	(236)
Differences on exchange	9	(54)	(57)
Increase/(decrease) in net cash and cash equivalents in the period	2,314	58	(293)
Net cash and cash equivalents at 1 January	2,035	2,328	2,328
Net cash and cash equivalents at period end	4,349	2,386	2,035

Cash and cash equivalents per balance sheet	4,784	3,308	2,526
Overdrafts and accrued interest	(435)	(922)	(491)
Net cash and cash equivalents at period end	4,349	2,386	2,035

The accompanying notes on pages 37 to 54 form an integral part of this condensed consolidated financial information. The net cash outflows relating to the adjusting items on pages 39 and 40, included in the above, are £411 million (30 June 2019: £246 million; 31 December 2019: £564 million).

Notes to the Interim Financial Statements

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed consolidated financial information comprises the unaudited interim financial information for the six-months to 30 June 2020. This condensed consolidated financial information has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union (EU) and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules issued by the Financial Conduct Authority. The interim condensed consolidated financial information is unaudited.

The condensed consolidated financial information does not constitute statutory accounts within the meaning of the UK Companies Act 2006 and should be read in conjunction with the Annual Report and Form 20-F, including the audited financial statements for the year ended 31 December 2019, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, IFRS as adopted by the EU, and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.

This condensed consolidated financial information has been prepared under the historical cost convention, except in respect of certain financial instruments, and on a basis consistent with the accounting policies as set out in the Annual Report and Form 20-F for the year ended 31 December 2019.

The preparation of this condensed consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of this condensed consolidated financial information. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial information. The key estimates and assumptions were the same as those that applied to the consolidated financial information for the year ended 31 December 2019, apart from updating the assumptions used to determine the carrying value of liabilities for retirement benefit schemes. The Group has reviewed, due to the potential impact of COVID-19, the carrying value of the significant investments, and (as discussed on page 40) determined that, other than in respect of goodwill and trademark related to Twisp, no impairment is required. In the future, actual experience may deviate from these estimates and assumptions, which could affect this condensed consolidated financial information as the original estimates and assumptions are modified, as appropriate, in the period in which the circumstances change.

As discussed on page 27, after reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Half-Year Report.

ADJUSTING ITEMS

Adjusting items are significant items of income or expense in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate. The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share, all of which are before the impact of adjusting items and which are reconciled from revenue, profit from operations and diluted earnings per share.

Notes to the Interim Financial Statements

ANALYSIS OF REVENUE BY SEGMENT

	2020					2019
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted
Revenue	£m	£m	£m	£m	£m	£m	£m	£m

US	5,619	-	5,619	(146)	5,473	4,989	-	4,989

APME	2,137	-	2,137	15	2,152	2,405	-	2,405

AMSSA	1,749	-	1,749	248	1,997	2,015	-	2,015

ENA	2,766	-	2,766	46	2,812	2,761	(31)	2,730

Total Region	12,271	-	12,271	163	12,434	12,170	(31)	12,139

ADJUSTING ITEMS INCLUDED IN REVENUE

In 2019, adjusting items in revenue related to certain third-party contract manufacturing arrangements. The Group acquired and sold goods inclusive of excise, acquired from a third party under short-term arrangements, and then passed on to customers. This increased both revenue and cost of sales, with no impact to profit from operations but distorted operating margin. To better reflect the underlying performance of the Group, this uplift from excise in both revenue and cost of sales has been adjusted for, given the temporary nature of the arrangement. The arrangements either ceased in 2019 or were immaterial to the results of 2020 and have not been adjusted for in 2020.

ANALYSIS OF PROFIT FROM OPERATIONS AND DILUTED EARNINGS PER SHARE BY SEGMENT

	2020					2019
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted
	£m	£m	£m	£m	£m	£m	£m	£m
Profit from Operations

US	2,619	182	2,801	(79)	2,722	2,249	234	2,483

APME	865	25	890	14	904	940	30	970

AMSSA	669	52	721	66	787	328	488	816

ENA	944	12	956	10	966	863	77	940

Total Region	5,097	271	5,368	11	5,379	4,380	829	5,209

Net finance costs	(786)	3	(783)	16	(767)	(773)	23	(750)

Associates and joint ventures	281	(15)	266	8	274	258	(29)	229

Profit before tax	4,592	259	4,851	35	4,886	3,865	823	4,688

Taxation	(1,054)	(93)	(1,147)	-	(1,147)	(971)	(216)	(1,187)

Non-controlling interests	(81)	(4)	(85)	(4)	(89)	(80)	(1)	(81)

Profit attributable to shareholders	3,457	162	3,619	31	3,650	2,814	606	3,420

Diluted number of shares (m)	2,294		2,294		2,294	2,291		2,291

Diluted earnings per share (pence)	150.7		157.8		159.1	122.8		149.3

Notes to the analysis of revenue and profit from operations above:

(1)	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
(2)	CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

Notes to the Interim Financial Statements

ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS

Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. These items are separately disclosed in the segmental analyses.

In summary, in the six-months ended 30 June 2020, the Group incurred £271 million (30 June 2019: £829 million; 31 December 2019: £2,114 million) of adjusting items within profit from operations:

	Six-months to		Year to
	30.6.20	30.6.19	31.12.19
	£m	£m	£m
Restructuring and integration costs	69	93	565
Amortisation and impairment of trademarks and similar intangibles	171	175	481
Impairment of goodwill	11	-	194
Charge in respect of an excise dispute in Russia	(15)	-	202
Charge in respect of Quebec Class Action	-	436	436
Other adjusting items (including Engle)	35	125	236
Total adjusting items included in profit from operations	271	829	2,114

(a) Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise. These costs represent additional expenses incurred that are not related to the normal business and day-to-day activities. These initiatives include a review of the Group’s manufacturing operations and the costs associated with Project Quantum, being a review of the Group’s organisational structure announced in 2019. The costs of these initiatives, together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

	Six-months to		Year to
	30.6.20	30.6.19	31.12.19
	£m	£m	£m
Employee benefit costs	34	42	364
Depreciation and impairment costs	3	17	63
Other operating expenses	32	41	145
Other operating income	-	(7)	(7)
Total	69	93	565

The restructuring costs in the six-months ended 30 June 2020 include the costs of packages paid to employees in respect of Project Quantum and the ongoing costs of the previously announced factory rationalisation activities in Russia and APME.

The restructuring costs in the six-months ended 30 June 2019 include the costs of packages paid to employees in respect of permanent headcount reduction and the ongoing costs of the previously announced downsizing and factory rationalisation activities in Germany, Russia and APME. Included in other operating income are amounts related to the reversal of a deferred consideration provision in relation to the acquisition of TDR d.o.o. (TDR).

Notes to the Interim Financial Statements

Adjusting items included in profit from operations cont…

(b) Amortisation and impairment of trademarks and similar intangibles

Acquisitions including RAI, TDR and Skandinavisk Tobakskompagni in previous years, have resulted in the capitalisation of trademarks and similar intangibles that are amortised over their expected useful lives, which do not exceed 20 years. The charge of £171 million is included in depreciation, amortisation and impairment costs in the profit from operations for the six-months to 30 June 2020 (30 June 2019: £175 million; 31 December 2019: £481 million). The proportionally higher charge in year ended 31 December 2019 included impairment in respect of Kodiak and Vapewild brands as well as impairments in respect of brands that will migrate to the Group’s strategic New Category brands in line with the portfolio simplification agenda, recognised in the second half of 2019.

(c) Other

In the six-months ended 30 June 2020, the Group incurred £31 million (30 June 2019: £561 million; 31 December 2019: £1,068 million) of other adjusting items.

The charge in 2020 includes £35 million (30 June 2019: £125 million; 31 December 2019: £236 million) related to other smoking and health litigation, including Engle progeny in the US, partly offset by credits related to the Non-Participating Manufacturers settlement, which have been adjusted within “other operating expenses”. The charge in 2020 also includes the impairment of goodwill related to the Group’s acquisition of Twisp in South Africa (£11 million) and a credit (£15 million) related to excise dispute in Russia, which is offset in the adjusting items included in taxation below. The charge in the six-months ended 30 June 2019 included £436 million related to the Quebec class action while the 2019 full year charge also included the impairment of goodwill of £194 million, related to Indonesia from the Bentoel acquisition (£172 million), VapeWild (£12 million) and Highendsmoke (£10 million).

(d) Ongoing impairment review of assets

The Group reviews and monitors the performance of its non-financial assets (including goodwill) in line with the requirements of IAS 36 Impairment of Assets. The impact of COVID-19 has had an impact on the ability of certain of our markets (including South Africa) to conduct normal operations and accordingly the Group has considered this to be a trigger to review the carrying value of its significant non-financial assets.

This review has not identified any impairment at the balance sheet date, other than in respect of Twisp as disclosed above. However, the review did identify that the carrying value of the goodwill in relation to Malaysia would be impaired if the forecast operating cash flows are further negatively impacted by increased headwinds in trading conditions. In this event, an impairment of up to £100 million may be required. If any impairment were to be recognised, this would be a non-cash, adjusting item.

Following the application of a reasonable range of sensitivities to all the cash-generating units (including South Africa) there was no indication of any further impairment.

Furthermore, despite the challenging environment due to COVID-19 there was no material impairment of inventory or debtors in the six-months period end 30 June 2020.

ADJUSTING ITEMS INCLUDED IN NET FINANCE COSTS

In the six-months ended 30 June 2020, the Group incurred interest on adjusting tax payables of £3 million (30 June 2019: £23 million; 31 December 2019: £80 million), including interest of £12 million (30 June 2019: £15 million; 31 December 2019: £28 million) in relation to FII GLO, as described on page 50 with the reduction due to the lower Bank of England base rate. In the six-months ended 30 June 2020, the Group also recognised a net credit in respect of an excise dispute and in respect of withholding tax in Russia. In the year ended 31 December 2019, interest on adjusting tax payables also included interest of £50 million in respect of the Russia excise dispute.

Notes to the Interim Financial Statements

ADJUSTING ITEMS INCLUDED IN SHARE OF POST-TAX RESULTS OF ASSOCIATES AND JOINT VENTURES

The Group’s interest in ITC decreased from 29.46% to 29.45% as a result of ITC issuing ordinary shares under the company’s Employees Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £19 million (30 June 2019: £29 million; 31 December 2019: £25 million), which is treated as a deemed partial disposal and included in the income statement. This deemed gain was partly offset by a charge of £4 million in the six-months ended 30 June 2020 in respect of other adjusting items recognised by ITC in respect of a third party warehouse fire.

The share of post-tax results of associates and joint ventures is after the adjusting items above, which is excluded from the calculation of adjusted earnings per share as set out on page 45.

ADJUSTING ITEMS INCLUDED IN TAXATION

The Group’s tax rate is affected by the adjusting items referred to below and by the inclusion of the share of associates’ and joint ventures’ post-tax profit in the Group’s pre-tax results. In the six-months to 30 June 2020, adjusting tax items included a net credit of £26 million (30 June 2019: £7 million; 31 December 2019: £65 million) mainly relating to the release of a provision regarding the application of overseas withholding tax offset by a charge in respect of the excise dispute in Russia referred to above.

Adjusting tax items also includes £67 million for the six-months to 30 June 2020 (30 June 2019: £209 million; 31 December 2019: £373 million) in respect of the taxation on other adjusting items, which are described on pages 39 and 40, with the increase on the prior year largely related to the charge associated with the Quebec Class Action.

As the above items are not reflective of the ongoing business, these have been recognised as adjusting items within taxation.

Notes to the Interim Financial Statements

CASH FLOW

Net cash generated from operating activities

Net cash generated from operating activities in the IFRS cash flows on page 36 includes the following items:

	Six-months to		Year to
	30.6.20	30.6.19	31.12.19
	£m	£m	£m

Profit from operations	5,097	4,380	9,016
Depreciation, amortisation and impairment	533	521	1,512
Increase in inventories	(574)	(666)	(371)
Decrease in receivables related to the charge in respect of the Quebec Class Action	-	436	436
Increase in trade and other receivables	(368)	(368)	(699)
Decrease in provision for MSA	(386)	(622)	(124)
(Decrease)/increase in trade and other payables	(4)	(309)	730
Decrease in net retirement benefit liabilities	(26)	(19)	(40)
(Decrease)/increase in other provisions	(245)	-	382
Other non-cash items	7	41	106
Cash generated from operating activities	4,034	3,394	10,948
Dividends received from associates	2	2	252
Tax paid	(552)	(1,108)	(2,204)
Net cash generated from operating activities	3,484	2,288	8,996

Net cash generated from operating activities increased by £1,196 million largely due to the higher profit from operations and the deferral of total tax payments (including excise and corporate tax) in the US to the second-half of 2020 of £1.3 billion. This was partly offset by:

•	an increase in inventory of £409 million in response to COVID-19;

•	the change in excise payment terms in Australia; and

•	the payments in respect of adjusting items (£411 million) which includes the settlement of the excise dispute in Russia and payments in respect of Project Quantum.

Expenditure on research and development was £137 million in the six-months ended 30 June 2020 (30 June 2019: £138 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Net cash used in investing activities

Net cash used in investing activities in the six-months ended 30 June 2020 was marginally higher than the same period in 2019 at £217 million (30 June 2019: £208 million) largely due to the net cash outflow from investments in treasury instruments in certain markets. This was partly offset by lower gross capital expenditure in the period which includes purchases of property, plant and equipment and purchases of intangibles. This includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). In the six-months ended 30 June 2020, the Group invested £168 million (30 June 2019: £234 million).

Net cash used in financing activities

Net cash used in financing activities was an outflow of £962 million in the first six-months of 2020 (30 June 2019: £1,968 million outflow). The 2020 outflow was mainly due to the dividend payment of £2,346 million (30 June 2019: £2,277 million), an increase on prior year due to the higher dividend per share. The lower cash outflow from financing activities in the period, compared to the same period in 2019, was due to a net increase in borrowings as the Group accessed the US dollar, euro and sterling bond markets which more than offset repayment of bonds as described on pages 43 and 44.

Notes to the Interim Financial Statements

LIQUIDITY

The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance Director and Treasury function.

The Group has targeted an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling 12-month period. As at 30 June 2020, the average centrally managed debt maturity of bonds was 8.9 years (30 June 2019: 8.6 years; 31 December 2019: 9.1 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 17.4% (30 June 2019: 19.0%; 31 December 2019: 18.6%).

The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s/S&P at Baa2 (stable outlook)/BBB+ (stable outlook), respectively, with a medium-term target of Baa1/BBB+. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to successfully access the debt capital markets. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time.

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term). At 30 June 2020, the relevant ratios of floating* to fixed rate borrowings were 12:88 (30 June 2019: 17:83, 31 December 2019: 18:82) on a net basis.

It is Group policy that short-term sources of funds (including drawings under both the US$4 billion commercial paper programme and £3 billion euro commercial paper programme) are backed by undrawn committed lines of credit and cash.

In March 2020, the Group refinanced the existing two tranche £6 billion revolving credit facility with a new two tranche £6 billion revolving credit facility. This consists of a £3 billion 364-day tranche (with two one-year extension options and a one-year term-out option), and a £3 billion five-year tranche (with two one-year extension options). The facility remains undrawn and no longer contains a financial covenant. Interest cover remains an applicable covenant to the Group’s syndicated term loan at 4.5 times. For the twelve-months to 30 June 2020 this was 7.3 times and this covenant is not expected to inhibit the Group’s operations or funding plans.

In March and April 2020, the Group arranged short-term bilateral facilities with core relationship banks for a total amount of approximately £4.8 billion, strengthening the Group’s liquidity position and further mitigating liquidity risks during the COVID-19 crisis. At 30 June 2020, a total amount of approximately £1.2 billion was drawn down under the facilities. These facilities provide an alternative source of cost-effective short-term funding for the Group.

In April 2020, the Group accessed the US dollar market under its SEC Shelf Programme, raising a total of US$2.4 billion across three tranches as follows: US$900 million maturing in 2027, US$1 billion maturing in 2030 and US$500 million maturing in 2050. Also, in April 2020, the Group accessed the European market under its Euro Medium-Term Notes (EMTN) Programme, raising a total of €1.7 billion across two tranches as follows: €850 million maturing in 2024 and €850 million maturing in 2028. In June 2020, the Group raised £500 million in the sterling market under its EMTN Programme, with a maturity date in 2028. The Group also accessed the US and European commercial paper markets, with a total amount of £224 million outstanding at 30 June 2020.

* In relation to the Group’s floating rate borrowings and hedge instruments, there is exposure to uncertainty arising from changes in the USD LIBOR, EURIBOR and GBP LIBOR benchmarks. The Group believes that its contracts with interest rates based on these benchmarks adequately provide for alternate calculations of interest in the event that they are unavailable. The Group believes that any resulting ineffectiveness consequent to the Interest Rate Benchmark Reform is likely to be immaterial. Although these calculations may cause an administrative burden, the Group does not believe that these would materially adversely affect the Group or its ability to manage its interest rate risk.

Notes to the Interim Financial Statements

Liquidity cont….

These financing activities ensure that the Group has sufficient liquidity to service debt and other obligations.

In May and June 2020, the Group repaid US$750 million and US$771 million bonds, respectively, at maturity. Subsequent to the balance sheet date, in July 2020 the Group repaid a €600 million bond and a £1,929 million term loan that had maturity dates in July 2020.

FAIR VALUE MEASUREMENTS AND VALUATION PROCESSES

The Group held certain financial instruments at fair value at 30 June 2020. The definitions and valuation techniques employed for these as at 30 June 2020 are consistent with those used at 31 December 2019 and disclosed in Note 22 on pages 180 to 184 of the 2019 Annual Report and Form 20-F:

-	Level 1 financial instruments are traded in an active market and fair value is based on quoted prices at the period end.

-

Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include OTC derivatives.

-

The fair values of level 3 financial instruments have been determined using a valuation technique where at least one input (which could have a significant effect on the instrument’s valuation) is not based on observable market data. The Group’s level 3 financial instruments primarily consist of an equity investment in an unquoted entity, interest free loans and other treasury products which are valued using the discounted cash flows of estimated future cash flows.

While the carrying values of assets and liabilities at fair value have changed since 31 December 2019, the Group does not consider the movements in value to be significant, and the categorisation of these assets and liabilities in accordance with the disclosure requirements of IFRS 7 has not materially changed. The values of level 1 assets and level 3 assets are not material to the Group and were £56 million and £155 million respectively, at 30 June 2020 (30 June 2019: £105 million and £82 million respectively and 31 December 2019: £78 million and £57 million, respectively).

Level 2 assets and liabilities are shown below.

	30.6.2020	30.6.2019	31.12.2019
	Level 2 £m	Level 2 £m	Level 2 £m
Assets at fair value
Derivatives relating to
– interest rate swaps	65	250	180
– cross-currency swaps	466	462	305
– forward foreign currency contracts	183	146	280
Assets at fair value	714	858	765
Liabilities at fair value
Derivatives relating to
– interest rate swaps	52	340	255
– cross-currency swaps	156	67	84
– forward foreign currency contracts	277	218	129
Liabilities at fair value	485	625	468

Borrowings are carried at amortised cost. The fair value of borrowings is estimated to be £52,544 million (30 June 2019: £49,816 million; 31 December 2019: £45,674 million). The value of other assets and liabilities held at amortised cost are not materially different from their fair values.

Notes to the Interim Financial Statements

RELATED PARTY DISCLOSURES

The Group’s related party transactions and relationships for 2019 were disclosed on pages 189 and 190 of the Annual Report and Form 20-F for the year ended 31 December 2019. There were no material changes in related parties or related party transactions in the six-months ended 30 June 2020.

EARNINGS PER SHARE

Basic earnings per share were 22.7% higher at 151.2p (30 June 2019: 123.2p) largely driven by the higher profit from operations driven by an improved operating performance (as well as the prior period being negatively impacted by the Quebec class action charge), the reduction in the effective tax rate from 25.1% to 23.0% and an improved performance from the Group’s main associate (ITC). Before adjusting items and including the dilutive effect of employee share schemes, adjusted diluted earnings per share grew by 5.7% to 157.8p (30 June 2019: 149.3p) as the Group’s improved operating performance, an increase in profit from associates and joint ventures and a reduced underlying tax charge were partially offset by the higher net finance costs and a translational foreign exchange headwind of 0.9%. On a constant translational foreign exchange basis, adjusted diluted earnings per share were 6.6% higher at 159.1p.

	Six-months to		Year to
	30.6.20	30.6.19	31.12.19
	pence	pence	pence
Earnings per share
- basic	151.2	123.2	249.7
- diluted	150.7	122.8	249.0
Adjusted earnings per share
- basic	158.3	149.7	324.8
- diluted	157.8	149.3	323.8
Headline earnings per share
- basic	151.9	123.5	268.1
- diluted	151.4	123.1	267.3

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.

Adjusted diluted earnings per share are calculated by taking the following adjustments into account (see pages 39 to 41):

	Six-months to		Year to
	30.6.20	30.6.19	31.12.19
	pence	pence	pence
Diluted earnings per share	150.7	122.8	249.0
Effect of restructuring and integration costs	2.1	7.2	20.3
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	6.4	5.9	24.5
Effect of Quebec Class Action charge	-	14.0	13.6
Effect of the Russian excise dispute	-	-	8.1
Effect of other adjusting items	(0.7)	0.1	8.1
Effect of associates’ adjusting items	(0.7)	(1.3)	(1.1)
Effect of other adjusting items in net finance costs	-	1.0	3.5
Effect of adjusting items in respect of deferred taxation	-	(0.4)	(2.2)
Adjusted diluted earnings per share	157.8	149.3	323.8

Notes to the Interim Financial Statements

Earnings per share cont…

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 1/2019 ‘Headline Earnings’ as issued by the South African Institute of Chartered Accountants.

Diluted headline earnings per share are calculated by taking the following adjustments into account:

	Six-months to		Year to
	30.6.20	30.6.19	31.12.19
	pence	pence	pence
Diluted earnings per share	150.7	122.8	249.0
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets – net of tax	1.7	1.7	19.1
Effect of gains on disposal of property, plant and equipment and held-for-sale assets – net of tax	(0.2)	(0.2)	0.3
Issue of shares and change in shareholding in associate	(0.8)	(1.2)	(1.1)
Diluted headline earnings per share	151.4	123.1	267.3

The following is a reconciliation of earnings to headline earnings, in accordance with the JSE Listing Requirements:

	Six-months to		Year to
	30.6.20	30.6.19	31.12.19
	£m	£m	£m
Earnings	3,457	2,814	5,704
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets – net of tax	41	40	439
Effect of gains on disposal of property, plant and equipment and held-for-sale assets – net of tax	(6)	(4)	6
Issue of shares and change in shareholding in associate	(19)	(29)	(25)
Headline earnings	3,473	2,821	6,124

The earnings per share are based on:

	30.6.20		30.6.19		31.12.19
	Earnings	Shares	Earnings	Shares	Earnings	Shares
Earnings per share	£m	m	£m	m	£m	m
- basic	3,457	2,286	2,814	2,284	5,704	2,284
- diluted	3,457	2,294	2,814	2,291	5,704	2,291
Adjusted earnings per share
- basic	3,619	2,286	3,420	2,284	7,418	2,284
- diluted	3,619	2,294	3,420	2,291	7,418	2,291
Headline earnings per share
- basic	3,473	2,286	2,821	2,284	6,124	2,284
- diluted	3,473	2,294	2,821	2,291	6,124	2,291

Notes to the Interim Financial Statements

CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS

The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries, as described below and further described in Note 27 to the 2019 Annual Report and Accounts and Form 20-F, pages 191 to 213. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify.

In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made. While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

Taxes

The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, overseas withholding taxes and payroll taxes. The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

There are disputes that may proceed to litigation in a number of countries including Brazil and Netherlands. In the Netherlands, further assessments of £215 million have been received relating to historical transactions. The Group believes that its companies have meritorious defences in law and fact in these matters and has appealed against the assessments in full.

In Bangladesh, on 25 July 2018, the Appellate Division of the Supreme Court in Bangladesh reversed the decision of the High Court against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £170 million. On 3 February 2020, the certified Court Order was received. The Attorney General has 30 days to file a review petition with the Court. The Group is not, at the date of this announcement, aware of any filing.

British American Tobacco Egypt LLC is subject to two ongoing civil cases concerning the imposition of sales tax on low price category brands brought by the Egyptian tax authority for £113 million. Management believes that the tax claims are unfounded and has appealed the tax claims. These cases are under review by the Council of State and hearings were scheduled for 2020 but have been postponed due to COVID-19.

The Group is also appealing the ruling in respect of central and local excise taxes including penalties in South Korea.

Group litigation

Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of the cases, the amounts of compensatory and punitive damages sought are significant.

Notes to the Interim Financial Statements

Contingent liabilities and financial commitments cont…

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group’s companies in any case, avenues of appeal will be pursued as necessary. Such appeals could require the appellants to post appeal bonds or substitute security in amounts that could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation.

In Canada, following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases were commenced in ten provinces. Damages sought have not yet been quantified by all ten provinces; however, in respect of five provinces, the damages quantified in each of the provinces range between CAD$10 billion and CAD$118 billion and the province of Ontario delivered an expert report quantifying its damages in the range of CAD$280-630 billion in 2016/2017 dollars. Ontario has amended its Statement of Claim to claim damages of CAD$330 billion. On 31 January 2019, the Province delivered a further expert report claiming an additional CAD$9.4 to CAD$10.9 billion in damages (approximately £5.6 billion - £6.5 billion) in respect of environmental tobacco smoke. No trial date has been set. In respect of New Brunswick, on 7 March 2019, the New Brunswick Court of Queen’s Bench released a decision requiring the Province to produce a substantial amount of additional documentation and data to the defendants. As a result, the original trial date of 4 November 2019 would have been delayed. No new trial date has been set.

In addition to the actions commenced by the provincial governments, there are numerous class actions outstanding against Group companies. As set out below, all of these actions are currently subject to stays of proceedings. On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the Quebec class actions. Imperial Tobacco Canada Limited’s (“Imperial”) share of the judgment is approximately CAD$ 9.2 billion. As a result of this judgment, the then immediate attempts by the Quebec plaintiffs to obtain payment out of the CAD$758 million on deposit with the court, the fact that JTI-MacDonald Corp (a co-defendant in the cases) filed for protection under the Companies’ Creditors Arrangement Act (the “CCAA”) on 8 March 2019 and obtained a court ordered stay of all tobacco litigation in Canada as against all defendants (including the RJR Companies) until 4 April 2019, and the need for a process to resolve all of the outstanding litigation across the country, on 12 March 2019, Imperial filed for protection under the CCAA. In its application, Imperial asked the Ontario Superior Court to stay all pending or contemplated litigation against Imperial, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation (the “Stays”). The Stays are currently in place until 30 September 2020. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants.

As at 30 June 2020 the Group’s subsidiaries, R. J. Reynolds Tobacco Company (“RJRT”), Lorillard Tobacco Company and/or Brown & Williamson Holdings, Inc., had been served in 1,514 pending Engle progeny cases filed on behalf of approximately 1,906 individual plaintiffs. Many of these are in active discovery or nearing trial. In the first half of 2020, RJRT or Lorillard Tobacco paid judgments in five Engle progeny cases. Those payments totalled US$47.6 million (approximately £38.5 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys’ fees and statutory interest. In addition, since 1 January 2018 through to 30 June 2020, outstanding jury verdicts in favour of the Engle progeny plaintiffs had been entered against RJRT or Lorillard Tobacco Company for US$80.8 million in compensatory damages (as adjusted) and US$186.6 million in punitive damages. A significant majority of these verdicts are in various stages in the appellate process and have been bonded as required by Florida law under the US$200 million bond cap passed by the Florida legislature in 2009. Although the Group cannot currently predict when or how much it may be required to bond and pay, the Group companies will likely be required to bond and pay additional judgments as the litigation proceeds.

Notes to the Financial Statements

Contingent liabilities and financial commitments cont…

In January 2017, NCR and Appvion entered into a Consent Decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by the District Court of Wisconsin in August 2017. The US Government enforcement action against NCR was terminated as a result of that order and contribution claims from the Potentially Responsible Parties (“PRPs”) against NCR were dismissed. On 4 January 2019, the US Government, P. H. Glatfelter and Georgia-Pacific (the remaining Fox River PRPs) sought approval for a separate Consent Decree settling the allocation of costs on the Fox River. This Consent Decree was approved by the District Court in the Eastern District of Wisconsin on 14 March 2019 and concludes all existing litigation on the Fox River clean-up. Considering these developments, the provision has been reviewed. No adjustment has been proposed, with the provision standing at £70 million at 30 June 2020 after disbursements.

In July 2016, the High Court ruled in favour of a Group subsidiary, BTI 2014 LLC (“BTI”), stating that a dividend of €135 million (approximately £123 million) paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of BTI and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the Court found in BTI’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million (approximately £149 million), related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. The appeal was heard in June 2018. Judgment was given on 6 February 2019 and the Court of Appeal upheld the High Court’s findings against Sequana. The Court of Appeal refused applications made by both parties for a further appeal to the U.K. Supreme Court. Both parties applied directly to the U.K. Supreme Court for permission to appeal in March 2019. On 31 July 2019, BTI was granted permission to appeal to the Supreme Court. On the same day, the Supreme Court refused Sequana permission to appeal. The hearing of BTI’s appeal was listed to take place on 25 and 26 March 2020 but was adjourned because of the COVID-19 pandemic. The hearing is now listed to take place on 4 and 5 May 2021. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. No payments have been received.

Investigations

The Group has been investigating, and is aware of governmental authorities’ investigations into, allegations of misconduct. It has been liaising with relevant authorities, including the UK’s Serious Fraud Office, which is conducting an investigation into suspicions of corruption in the conduct of business by Group companies and associated persons, and the DOJ and OFAC in the United States, which are conducting an investigation into suspicions of breach of sanctions. The Group is cooperating with the authorities’ investigations.

The potential for fines, penalties or other consequences cannot currently be assessed. As the investigations are ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

Summary

Having regard to all these matters, with the exception of Fox River, Quebec and potentially certain Engle progeny cases, the Group does not consider it appropriate to make any provision or charge in respect of any pending litigation. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be a material impact on the financial statements of the Group.

Full details of the litigation against Group companies and tax disputes as at 30 June 2020 will be included in the Annual Report and Form 20-F for the year ended 31 December 2020. Whilst there has been some movement on new and existing cases against Group companies, there have been, except as otherwise stated, no material developments to date in 2020 that would impact on the financial position of the Group.

Notes to the Interim Financial Statements

FRANKED INVESTMENT INCOME GROUP LITIGATION ORDER (FII GLO)

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (“HMRC”) in the FII GLO. There are 23 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. An initial Supreme Court hearing was held in February 2020 with judgment expected shortly. A further final hearing is anticipated later in the year. The Supreme Court judgment in the CFC & Dividend Group Litigation Order, of which Prudential is the test case, was delivered on 25 July 2018. Applying the Prudential judgment reduces the value of the FII claim to approximately £0.6 billion, mainly as the result of the application of simple interest.

During 2015, HMRC paid to the Group a gross amount of £1.2 billion in two separate payments, less a deduction (withheld by HMRC) of £0.3 billion. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal. Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period in respect of the receipt (being net £0.9 billion) and is held as deferred income. The net £0.9 billion held by the Group is higher than the current value of the claim referred to above. Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £12 million in respect of the six-months ended 30 June 2020 (30 June 2019: £15 million; 31 December 2019: £28 million) accruing on the balance, which was also treated as an adjusting item. Further information on FII GLO is described in Note 6 to the 2019 Annual Report and Accounts and Form 20-F, pages 147 to 148.

Notes to the Interim Financial Statements

SUMMARISED FINANCIAL INFORMATION

The following summarised financial information is required by the rules of the Securities and Exchange Commission and has been prepared as a requirement of the Regulation S-X 3-10 in respect of the guarantees of:

The financial information relates to the guarantees of:

●

US$14.95 billion of bonds representing the portion (99.7%) of a total outstanding amount of US$15.0 billion of bonds issued by B.A.T Capital Corporation (“BATCAP”) in connection with the acquisition of RAI exchanged for registered bonds in 2018 (the “2018 Bonds”); and

●

US$5.9 billion of bonds issued by BATCAP in connection with the Shelf Registration Statement on Form F-3 filed on July 17, 2019, pursuant to which BATCAP or BATIF may issue an indefinite amount of debt securities.

As of July 28, 2020, all relevant Group entities suspended their reporting obligations with respect to the US$8.9 billion (2019: US$10.3 billion) of RAI unsecured notes and US$40.9 million (2019: US$149.5 million) of Lorillard unsecured notes. As such, no summarised financial information is provided with respect to these securities.

As described below, Reynolds American Inc. (RAI) is a subsidiary guarantor of all outstanding series of BATCAP bonds. Under the terms of the indentures governing such notes, any subsidiary guarantor (including RAI) other than BATIF, BATNF and BATHTN, will automatically and unconditionally be released from all obligations under its guarantee, and such guarantee shall thereupon terminate and be discharged and of no further force or effect, in the event that (1) its guarantee of all then outstanding notes issued under the Group’s EMTN Programme is released or (2) at substantially the same time its guarantee of the debt securities is terminated, such subsidiary guarantor is released from all obligations in respect of indebtedness for borrowed money for which such subsidiary guarantor is an obligor (as a guarantor or borrower). Under the EMTN Programme, RAI’s guarantee is released if at any time the aggregate amount of indebtedness for borrowed money, subject to certain exceptions, for which RAI is an obligor does not exceed 10% of the outstanding long-term debt of BAT as reflected in the balance sheet included in BAT’s most recent publicly released interim or annual consolidated financial statements.

RAI’s guarantee may be released notwithstanding RAI guaranteeing other indebtedness, provided RAI’s guarantee of outstanding notes issued under the EMTN Programme is released. If RAI’s guarantee is released, BAT is not required to replace such guarantee, and the debt securities will have the benefit of fewer subsidiary guarantees for the remaining maturity of the debt securities.

Note: The following summarised financial information report the unconsolidated contribution of each applicable company to the Group’s consolidated results and not the separate financial statements for each applicable company as local financial statements are prepared in accordance with local legislative requirements and may differ from the financial information provided below. In particular, in respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/or RAI and its subsidiaries (collectively, the “RAI Group”)) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS as issued by the IASB and adopted by the EU. To the extent any such financial information provided in these financial statements relates to the US business or RAI (and/or the RAI Group), it is provided as an explanation of the US business’s or RAI’s (and/or the RAI Group’s) primary US GAAP based financial statements and information.

Notes to the Interim Financial Statements

SUMMARISED FINANCIAL INFORMATION

The subsidiaries disclosed below are wholly-owned and the guarantees provided are full and unconditional, and joint and several:

a. British American Tobacco p.l.c. (as the parent guarantor), referred to as ‘BAT p.l.c.’ in the financials below;

b. B.A.T Capital Corporation (as an issuer or a subsidiary guarantor, as the case may be), referred to as “BATCAP” in financials below;

c. B.A.T. International Finance p.l.c. (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATIF’ in the financials below;

d. B.A.T. Netherlands Finance B.V. (as a subsidiary guarantor), referred to as ‘BATNF’ in the financials below;

e. Reynolds American Inc. (as a subsidiary guarantor), referred to as ‘RAI’ in the financials below; and

f. British American Tobacco Holdings (The Netherlands) B.V. (as a subsidiary guarantor of the 2018 Bonds only), referred to as ‘BATHTN’ in the financials below.

In accordance with Regulation S-X 13-01, information in respect of investments in subsidiaries that are not issuers or guarantors has been excluded from non-current assets as shown in the balance sheet table below. None of the issuers or subsidiary guarantors have an investment in BATHTN. Investments in subsidiaries represents share capital acquired in relation to or issued by subsidiary undertakings.

Notes to the Interim Financial Statements

SUMMARISED FINANCIAL INFORMATION cont…

Six months ended 30 June 2020
	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m

Income Statement
Revenue	-	-	-	-	-	-
(Loss)/profit from operations	(19)	3	(1)	-	(3)	-
Dividend income	-	-	-	-	2,310	-
Net finance income/(costs)	49	425	96	-	(456)	-
Profit/(loss) before taxation	30	428	95	-	1,851	-
Taxation on ordinary activities	-	(98)	-	-	109	-
Profit/(loss) for the period	30	330	95	-	1,960	-

Intercompany transactions – Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(19)	3	(1)	-	8	-
Transactions with non-issuer/non-guarantor subsidiaries net finance income/(cost)	5	573	419	-	16	-
Dividend income from non-issuer/non-guarantor subsidiaries	-	-	-	-	2,310	-

Six months ended 30 June 2019
	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m

Income Statement
Revenue	-	-	-	-	-	-
Loss from operations	(17)	(2)	(2)	-	(3)	(2)
Dividend income	-	-	-	-	1,893	5
Net finance income/(costs)	48	16	96	-	(217)	-
Profit/(loss) before taxation	31	14	94	-	1,673	3
Taxation on ordinary activities	-	(3)	4	-	50	-
Profit/(loss) for the period	31	11	98	-	1,723	3

Intercompany transactions – Income Statement
Transactions with non-issuer/non-guarantor subsidiaries income/(expense)	(17)	(2)	(2)	-	11	(2)
Transactions with non-issuer/non-guarantor subsidiaries net finance income/(cost)	8	338	329	-	16	-
Dividend income from non-issuer/non-guarantor subsidiaries	-	-	-	-	1,893	5

Notes to the Interim Financial Statements

SUMMARISED FINANCIAL INFORMATION cont…

As at 30 June 2020	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m

Balance Sheet
Non-current assets	236	19,594	10,734	1,531	451	35
Current assets	4,427	4,150	32,538	28	1,060	19
Non-current liabilities	1,580	18,324	16,929	1,531	10,424	9
Non-current borrowings	1,571	18,165	16,687	1,531	10,364	-
Other non-current liabilities	9	159	242	-	60	9
Current liabilities	48	5,361	24,852	28	1,366	5
Current borrowings	12	5,234	24,499	28	113	3
Other current liabilities	36	127	353	-	1,253	2

Intercompany transactions – Balance Sheet

Amounts due from non-issuer/non-guarantor subsidiaries	4,380	16,377	38,936	-	1,479	18
Amounts due to non-issuer/non-guarantor subsidiaries	10	4,030	16,581	-	82	3
Investment in subsidiaries (that are not issuers or guarantors)	27,234	-	718	-	26,074	1,523

As at 31 December 2019	BAT p.l.c.	BATCAP	BATIF	BATNF	RAI	BATHTN
	£m	£m	£m	£m	£m	£m

Balance Sheet
Non-current assets	236	12,722	16,188	-	439	39
Current assets	6,732	6,379	25,441	-	749	16
Non-current liabilities	1,580	15,405	14,918	-	6,864	10
Non-current borrowings	1,571	15,168	14,590	-	6,741	-
Other non-current liabilities	9	237	328	-	123	10
Current liabilities	139	3,800	25,273	-	3,590	3
Current borrowings	13	3,706	24,816	-	2,979	1
Other current liabilities	126	94	457	-	611	2

Intercompany transactions – Balance Sheet

Amounts due from non-issuer/non-guarantor subsidiaries	6,690	15,415	38,851	-	1,160	16
Amounts due to non-issuer/non-guarantor subsidiaries	101	2,773	19,190	-	81	1
Investment in subsidiaries (that are not issuers or guarantors)	27,234	-	718	-	24,012	1,419

Other Information

DIVIDENDS

Declaration

On 27 February 2020, the Company announced that the Board had declared an interim dividend of 210.4p per ordinary share of 25p, payable in four equal quarterly instalments of 52.6p per ordinary share in May 2020, August 2020, November 2020 and February 2021.

The May 2020 dividend was paid to shareholders on the UK main register and South Africa branch register on 13 May 2020 and to holders of American Depositary Shares (ADSs) on 18 May 2020. The three remaining quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register, and to holders of ADSs, each on the applicable record dates set out under the heading ‘Key Dates’ below.

South Africa Branch Register

In accordance with the JSE Limited (JSE) Listing Requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated on page 56, together with South Africa dividends tax information.

The quarterly dividends are regarded as ‘foreign dividends’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom.

Holders of ADSs

For holders of ADSs listed on the New York Stock Exchange (NYSE), the record dates and payment dates are also set out on page 56. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date. A fee of US$0.005 per ADS will be charged by Citibank, N.A. in its capacity as depositary bank for the British American Tobacco American Depositary Receipts (ADRs) programme in respect of each quarterly dividend payment.

General dividend information

The Group recognises interim dividends in the period that they are paid. Therefore, the results for the six-months ended 30 June 2020 reflect the fourth quarterly dividend from the declaration made on 28 February 2019 (paid in February 2020) of 50.75p and the first quarterly dividend from the declaration made on 27 February 2020, of 52.6p per ordinary share as these were paid in February and May, respectively.

	For the six-months ended 30 June 2020

	Pence per share	US$ per ADS
Quarterly dividend – paid in February	50.75	0.657161
Quarterly dividend – paid in May	52.60	0.642403
	103.35	1.299564

Key Dates

In compliance with the requirements of the London Stock Exchange (LSE), the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following salient dates for the remaining quarterly dividend payments are applicable. All dates are 2020, unless otherwise stated.

Other Information

Dividends cont…

Event	Payment No.2	Payment No.3	Payment No.4
Preliminary Announcement (included declaration data required for JSE purposes)	27 February 2020
Publication of finalisation information (JSE)	30 June*	21 September	7 December
No removal requests permitted between the UK main register and the South Africa branch register	30 June to 10 July (inclusive)	21 September to 2 October (inclusive)	7 December to 18 December (inclusive)
Last Day to Trade (LDT) cum-dividend (JSE)	7 July	29 September	14 December
Shares commence trading ex-dividend (JSE)	8 July	30 September	15 December
No transfers permitted between the UK main register and the South Africa branch register	8 July to 10 July (inclusive)	30 September to 2 October (inclusive)	15 December to 18 December (inclusive)
No shares may be dematerialised or rematerialised on the South Africa branch register	8 July to 10 July (inclusive)	30 September to 2 October (inclusive)	15 December to 18 December (inclusive)
Shares commence trading ex-dividend (LSE and NYSE)	9 July	1 October	17 December
Record date (JSE, LSE and NYSE)	10 July	2 October	18 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	29 July	22 October	13 January 2021
Payment date (LSE and JSE)	19 August	12 November	3 February 2021
ADS payment date (NYSE)	24 August	17 November	8 February 2021

*JSE	finalisation information published on 30 June 2020 can be found on the British American Tobacco website www.bat.com.

Other Information

NON-FINANCIAL KPIs

Volume

Volume is defined as the number of units sold. Units may vary between categories. This can be summarised for the principal metrics as follows:

-	Factory made cigarettes (FMC) – sticks, regardless of weight or dimensions;
-

Roll-Your-Own / Make-Your-Own – kilos, converted to a stick equivalent based upon 0.8 grams (per stick equivalent) for Roll-Your-Own and between 0.5 and 0.7 grams (per stick equivalent) for Make-Your-Own;

-

Traditional oral – pouches (being 1:1 conversion to stick equivalent) and kilos, converted to a stick equivalent based upon 2.8 grams (per stick equivalent) for Moist Snuff, 2.0 grams (per stick equivalent) for Dry Snuff and 7.1 grams (per stick equivalent) for other oral;

-	Modern Oral – pouches, being 1:1 conversion to stick equivalent;
-	Tobacco Heat sticks - sticks, being 1:1 conversion to stick equivalent; and
-	Vapour - pods and 10 millilitre bottles. There is no conversion to a stick equivalent.

Volume is recognised in line with IFRS 15 Revenue from Contracts with Customers, based upon transfer of control. It is assumed that there is no material difference, in line with the Group’s recognition of revenue, between the transfer of control and shipment date.

Volume is used by management and investors to assess the relative performance of the Group and its brands within categories, given volume is a principal determinant of revenue.

Volume share

Volume share is the number of units bought by consumers of a specific brand or combination of brands, as a proportion of the total units bought by consumers in the industry, category or other sub-categorisation. Sub-categories include, but are not limited to, the total nicotine category, modern oral, vapour, traditional oral or cigarette.

Where possible, the Group utilises data provided by third-party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess volume share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers including distributors / wholesalers.

Volume share is used by management to assess the relative performance to the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. The Group’s management believes that this measure is useful to investors to understand the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates.

Volume share in each period compares the average volume share in the period with the average volume share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point in time.

However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances the Group states these at a specific date (for instance, December 2019).

Value share

Value share is the retail value of units bought by consumers of a particular brand or combination of brands, as a proportion of the total retail value of units bought by consumers in the industry, category or other sub-categorisation in discussion.

Other Information

Non-Financial KPIs cont….

Where possible, the Group utilises data provided by third party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess value share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers (including distributors and wholesalers).

Value share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market. The Group’s management believes that this measure is useful to investors to comprehend the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market.

Value share in each period compares the average value share in the period with the average value share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point of time. However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided that is as at the end of the period rather than the average in that period. In these instances the Group states these are at a specific date (for instance, June 2020 or December 2019).

Price mix

Price mix is a term used by management and investors to explain the movement in revenue between periods. Revenue is affected by the volume (how many units are sold) and the value (how much is each unit sold for). Price mix is used to explain the value component of the sales as the Group sells each unit for a value (price) but may also achieve a movement in revenue due to the relative proportions of higher value volume sold compared to lower value volume sold (mix).

This term is used to explain the Group’s relative performance between periods only. It is calculated as the difference between the movement in revenue (between periods) and volume (between periods). For instance, the growth in combustibles revenue of 2% and decline in cigarette volume of 6.5% in the six-months ended 30 June 2020, leads to a price mix of 9% in the period. No assumptions underlie this metric as it utilises the Group’s own data.

Non-combustible consumers

The number of consumers of Non-Combustible products is defined as the estimated number of Legal Age (minimum 18 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Non-Combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with consumer tracking (utilising studies conducted by third parties including Kantar).

The number of Non-Combustible products consumers is used by management to assess the number of consumers regularly using the Group’s New Category products as the increase in Non-Combustible products is a key pillar of the Group’s ESG Ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the Non-Combustibles portfolio.

Other Information

NON-GAAP MEASURES

To supplement the presentation of the Group’s results of operations and financial condition in accordance with IFRS, the Group also presents several non-GAAP measures used by management to monitor the Group’s performance. The Group’s management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments. Please refer to the 2019 Annual Report on Form 20-F for a full description of each measure, pages 258 to 268.

Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The principal non-GAAP measures which the Group uses are adjusted revenue, adjusted revenue from the strategic portfolio, adjusted revenue from New Categories, adjusted profit from operations and adjusted diluted earnings per share, which are before the impact of adjusting items and are reconciled from revenue, profit from operations and diluted earnings per share. Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The adjusting items are used to calculate the non-GAAP measures of adjusted revenue, adjusted profit from operations, adjusted operating margin, adjusted net finance costs, adjusted taxation, adjusted share of post-tax results of associates and joint ventures, underlying tax rate and adjusted diluted earnings per share.

The Management Board, as the chief operating decision maker, reviews a number of our IFRS and non-GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

Other Information

Non-GAAP measures cont…

The Group also presents the non-GAAP measures of net debt (on page 12) and adjusted net debt (on page 13). The Group uses adjusted net debt to assess its financial capacity. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt and adjusted net debt have limitations as analytical tools. Neither is a presentation made in accordance with IFRS and they should not be considered as alternatives to borrowings or total liabilities determined in accordance with IFRS. Net debt and adjusted net debt are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider either of these measures in isolation from, or as a substitute analysis for, the Group’s measures of financial position as determined in accordance with IFRS.

Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE Limited (JSE) in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 1/2019 ‘Headline Earnings’ issued by the South African Institute of Chartered Accountants. These are shown on page 46.

The Group also presents underlying tax rate, a non-GAAP measure, on page 11. The Group uses underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in BAT’s pre-tax results and adjusting items. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance. Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the Group’s headline effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, this measure should not be considered in isolation from, or as a substitute analysis for, the Group’s underlying tax rate as determined in accordance with IFRS.

Other Information

Non-GAAP measures cont…

Adjusted Revenue

  Definition: Revenue before the impact of adjusting items.

	Six-months to
	30.6.20	30.6.19
	£m	£m
Revenue	12,271	12,170
Less: Excise on goods bought-in on short-term arrangements	-	(31)
Adjusted revenue	12,271	12,139
Impact of translational foreign exchange on adjusted revenue	163	(135)
Adjusted revenue re-translated at constant exchange rates	12,434	12,004

Adjusted Revenue from the Strategic Portfolio

Definition: Revenue before the impact of adjusting items derived from the Strategic Portfolio. This measure enables users of the financial statements to better compare the Group’s business performance across periods and with reference to the Group’s investment activity.

	2020	Adj items	2020 adjusted	Impact of exchange	2020 adj at 2019 CC	2019	Adj items	2019 adjusted
	£m	£m	£m	£m	£m	£m	£m	£m

Strategic Portfolio
Strategic Combustibles	8,167	-	8,167	64	8,231	7,796	-	7,796
Vapour	265	-	265	(3)	262	189	-	189
THP	286	-	286	(9)	277	313	-	313
Modern Oral	77	-	77	1	78	46	-	46
New Categories	628	-	628	(11)	617	548	-	548
Traditional Oral	547	-	547	(13)	534	491	-	491
Total Strategic Revenue	9,342	-	9,342	40	9,382	8,835	-	8,835

Non-Strategic portfolio
Combustibles	2,687	-	2,687	112	2,799	3,031	(31)	3,000
Traditional Oral	29	-	29	(1)	28	30	-	30
Other	213	-	213	12	225	274	-	274
Total Non-Strategic revenue	2,929	-	2,929	123	3,052	3,335	(31)	3,304

Total Revenue	12,271	-	12,271	163	12,434	12,170	(31)	12,139

Adjusted profit from operations and adjusted operating margin

Definition: Profit from operations before the impact of adjusting items (described on pages 39 and 40) and adjusted profit from operations as a percentage of adjusted revenue.

	Six-months to
	30.6.20	30.6.19
	£m	£m
Profit from operations	5,097	4,380
Restructuring and integration costs	69	93
Amortisation and impairment of trademarks and similar intangibles	171	175
Impairment of goodwill	11	-
Charge in respect of Quebec class action	-	436
Other adjusting items	20	125
Adjusted profit from operations	5,368	5,209
Impact of translational foreign exchange on adjusted profit from operations	11
Adjusted profit from operations re-translated at constant exchange rates	5,379

Operating margin (Profit from operations as % of revenue)	41.5%
Adjusted operating margin (Adjusted profit from operations as a % of adjusted revenue)	43.7%

Other Information

Non-GAAP measures cont…

Adjusted net finance costs

Definition: Net finance costs before the impact of adjusting items (described on page 40).
	Six-months to
	30.6.20	30.6.19
	£m	£m

Finance costs	(822)	(806)
Finance income	36	33
Net finance costs	(786)	(773)

Less: Interest related to adjusting tax payables	3	23
Net adjusted finance costs	(783)	(750)

Comprising:
Interest payable	(832)	(846)
Interest and dividend income	29	33
Fair value changes – derivatives	527	95
Exchange differences	(507)	(32)
Net adjusted finance costs	(783)	(750)

Impact of foreign exchange	16
Net adjusted finance costs (at constant rates of exchange)	(767)

Adjusted taxation

  Definition: Taxation before the impact of adjusting items (described on page 41).

	Six-months to
	30.6.20	30.6.19
	£m	£m
UK
- current year tax expense	45	62
- adjustment in respect of prior periods	5	-
Overseas
- current year tax expense	1,083	977
- adjustment in respect of prior periods	15	(25)
Current tax	1,148	1,014
Deferred tax	(94)	(43)
	1,054	971
Adjusting items (see below)	93	216
Net adjusted tax charge	1,147	1,187

Underlying tax rate

Definition: Tax rate incurred before the impact of adjusting items (described on page 41) and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

	Six-months to
	30.6.20	30.6.19
	£m	£m
Profit before taxation (PBT)	4,592	3,865
Less: Share of post-tax results of associates and joint ventures	(281)	(258)
Adjusting items within profit from operations and finance costs	274	852
Adjusted PBT, excluding associates and joint ventures	4,585	4,459

Impact of foreign exchange	27
Adjusted PBT, excluding associates and joint ventures (at constant rates)	4,612

Taxation on ordinary activities	1,054	971
Adjusting items within taxation and taxation on adjusting items	93	216
Adjusted taxation	1,147	1,187

Impact of translational foreign exchange on adjusted taxation	-
Adjusted taxation (at constant rates)	1,147

Underlying tax rate	25.0%	26.6%
Underlying tax rate (constant rates)	24.9%	26.6%
Effective tax rate	23.0%	25.1%

Other Information

Non-GAAP measures cont…

Adjusted diluted earnings per share, at constant rates of exchange

Definition: Diluted earnings per share before the impact of adjusting items, presented in the prior year’s rate of exchange

	Six-months to
	30.6.20	30.6.19
	pence	pence
Diluted earnings per share	150.7	122.8
Effect of restructuring and integration costs	2.1	7.2
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	6.4	5.9
Effect of Quebec class action charge	-	14.0
Effect of other adjusting items	(0.7)	0.1
Effect of associates’ adjusting items	(0.7)	(1.3)
Effect of adjusting items in net finance costs	-	1.0
Effect of adjusting items in respect of deferred taxation	-	(0.4)
Adjusted diluted earnings per share	157.8	149.3

Impact of translational foreign exchange on adjusted diluted EPS	1.3
Adjusted diluted earnings per share, at constant exchange rates	159.1

Adjusted net debt

Definition: Total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of RAI acquired debt arising as part of the PPA process.

	As at
	30.6.20	30.6.19
	£m	£m
Total borrowings	(50,461)	(50,292)
Derivatives in respect of net debt	380	370
Cash and cash equivalents	4,784	3,308
Current investments held at fair value	183	167
Total net debt	(45,114)	(46,447)
PPA adjustment to RAI debt	877	915
Adjusted net debt	(44,237)	(45,532)

Other Information

ADDITIONAL INFORMATION

British American Tobacco is one of the world’s leading consumer products businesses, with brands sold in more than 200 markets. We have strategic combustible and THP brands – Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, Newport, Camel (in the US) and Natural American Spirit (in the US) – and over 200 brands in our portfolio, including a growing portfolio of other potentially reduced-risk products. We hold robust market positions in each of our regions and have leadership positions in more than 55 markets.

References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of this report.

Other Information

PUBLICATION OF HALF-YEAR REPORT

This Half-Year Report is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange and filed in accordance with applicable regulations. It may be viewed and downloaded from our website www.bat.com.

Copies of the announcement may also be obtained by contacting: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; (3) British American Tobacco Publications; or (4) Citibank Shareholder Services. Contact details are set out below.

OTHER PRODUCTS

The Group reports volumes as additional information. This is done, where appropriate, with cigarette sticks as the basis, with usage levels applied to other products to calculate the equivalent number of cigarette units.

The conversion rates that are applied:

Equivalent to one cigarette

Tobacco Heat sticks	1 heat stick
Cigars	1 cigar regardless of size
Modern Oral	1 pouch
Traditional Oral
- Pouch	1 pouch
- Moist Snuff	2.8 gram
- Dry Snuff	2.0 gram
- Loose leaf, plug, twist	7.1 gram
Pipe tobacco	0.8 gram
Roll Your Own (RYO)	0.8 gram
Make-your-own (MYO)
- Expanded tobacco	0.5 gram
- Optimised tobacco	0.7 gram

Roll-your-own

Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco.

Make-your-own

MYO expanded tobacco; also known as volume tobacco.

Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg – designed for use with cigarette tubes and filled via a tobacco tubing machine.

MYO non-expanded tobacco; also known as optimised tobacco.

Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine.

Other Information

Forward looking statements

This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates, including the projected future financial and operating impacts of the COVID-19 pandemic.

In particular, these forward-looking statements include, among other statements, statements regarding the BAT Group’s future financial performance, planned product launches and future regulatory developments, as well as: (i) certain statements in the Sustainability and COVID-19 section (pages 5 to 7); (ii) certain statements in the Financial Performance Review section (pages 10 to 13); (iii) certain statements in the Category Performance Review section (pages 14 to 17); (iv) certain statements in the Regional Review section (pages 18 to 23); (v) certain statements under the headings “Update on investigations into Misconduct Allegations”, “Update on Quebec Class Action and CCAA” and “Going Concern” (pages 25 and 27); (vi) certain statements in the Notes to the Interim Financial Statements section (pages 37 to 54), including the Liquidity and Contingent Liabilities and Financial Commitments sections; (vii) certain statements in the Other Information section (pages 55 to 66), including the Non-GAAP Measures section and under the heading “Dividends”.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this announcement. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates and the impact of an unfavourable ruling by a tax authority in a disputed area; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; the impact of the COVID-19 pandemic; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to develop, commercialise and rollout New Categories; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 26 March 2020 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.

Paul McCrory

Secretary

30 July 2020

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

December 2020	Pre-close Trading Update
Thursday 18 February 2021	Preliminary Statement 2020

PROPOSED DATES FOR QUARTERLY DIVIDEND PAYMENTS FOR THE YEAR ENDING 31 DECEMBER 2020

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Last day to trade (JSE)	23 March 2021	6 July 2021	28 September 2021	21 December 2021
Ex-dividend date (JSE)	24 March 2021	7 July 2021	29 September 2021	22 December 2021
Ex-dividend date (LSE and NYSE)	25 March 2021	8 July 2021	30 September 2021	23 December 2021
Record date (JSE, LSE and NYSE)	26 March 2021	9 July 2021	1 October 2021	24 December 2021
Payment date (LSE and JSE)	12 May 2021	19 August 2021	11 November 2021	9 February 2022
ADS payment date (NYSE)	17 May 2021	24 August 2021	16 November 2021	14 February 2022

Notes:

(1)	A complete timetable for the quarterly dividend payments for the year ending 31 December 2020 and the declared amount will be included in the Preliminary Results Announcement in February 2021.

(2)	The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.

CORPORATE INFORMATION

Premium listing

London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)

Computershare Investor Services PLC

The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK

tel: 0800 408 0094; +44 370 889 3159

Share dealing tel: 0370 703 0084 (UK only)

Your account: www.computershare.com/uk/investor/bri

Share dealing: www.computershare.com/dealing/uk

Web-based enquiries: www.investorcentre.co.uk/contactus

Secondary listing

JSE (Share Code: BTI)

Shares are traded in electronic form only and transactions settled electronically through Strate.

Computershare Investor Services Proprietary Limited

Private Bag X9000, Saxonwold 2132, South Africa

tel : 0861 100 634; +27 11 870 8216

email enquiries : web.queries@computershare.co.za

Sponsor for the purpose of the JSE

UBS South Africa (Pty) Ltd

American Depositary Receipts (ADRs)

NYSE (Symbol: BTI; CUSIP Number: 110448107)

BAT’s shares are listed on the NYSE in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents one ordinary share of British American Tobacco p.l.c. Citibank, N.A. is the depositary bank for the sponsored ADR programme.

Citibank Shareholder Services

PO Box 43077, Providence, Rhode Island 02940-3077, USA

tel: +1 888 985 2055 (toll-free) or +1 781 575 4555

email enquiries: citibank@shareholders-online.com

website: www.citi.com/dr

Publications

British American Tobacco Publications

Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK

tel: +44 20 7511 7797; facsimile: +44 20 7540 4326

e-mail enquiries: bat@team365.co.uk or the Company’s Representative office in South Africa using the contact details shown below.

British American Tobacco p.l.c.

Registered office

Globe House, 4 Temple Place, London, WC2R 2PG, UK

tel: +44 20 7845 1000; facsimile: +44 20 7240 0555

British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange, New York Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

British American Tobacco p.l.c.

Representative office in South Africa

Waterway House South

No 3 Dock Road, V&A Waterfront, Cape Town 8000

South Africa

PO Box 631, Cape Town 8000, South Africa

tel: +27 21 003 6712

DEFINITIONS and GLOSSARY

The following is a summary of the key definitions and terms used within this report:

Term	Definition
AMSSA	Americas (excluding US) and Sub-Saharan Africa. The key markets are: Argentina, Brazil, Canada, Chile, Colombia, Mexico, Nigeria, South Africa
APME	Asia Pacific and Middle East. The key markets are: Australia, Bangladesh, Gulf Cooperation Council, Indonesia, Iran, Iraq, Japan, Malaysia, New Zealand, Pakistan, South Korea, Taiwan, Vietnam
British American Tobacco, BAT, Group, we, us and our	When the reference denotes an opinion, this refers to British American Tobacco p.l.c. and when the reference denotes tobacco business activity this refers to British American Tobacco Group operating companies, either collectively or individually, as the case may be.
Combustibles	Cigarettes and OTP
Developed Markets	As defined by the World Economic Outlook as Advanced Economies and those within the European Union
Emerging Markets	Those markets not defined as Developed Markets
ENA

Europe and North Africa. The key markets are:

Algeria, Belgium, Czech Republic, Egypt, Denmark, France, Germany, Italy, Kazakhstan, Morocco, the Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, United Kingdom, Ukraine

Key markets

The key markets are:

Argentina, Brazil, Canada, Chile, Colombia, Mexico, Nigeria, South Africa, Australia, Bangladesh, Gulf Cooperation Council, Indonesia, Iran, Iraq, Japan, Malaysia, New Zealand, Pakistan, South Korea, Taiwan, Vietnam, Algeria, Belgium, Czech Republic, Egypt, Denmark, France, Germany, Italy, Kazakhstan, Morocco, the Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, United Kingdom, Ukraine and the United States.

Modern Oral	Includes EPOK, Lyft, Velo and other modern white snus
New Categories	Includes vapour, THP and Modern Oral
Non-Combustibles	New Categories plus Traditional Oral
OTP	Other Tobacco Products, including make-your-own, roll-your-own, Pipe and Cigarillos
Project Quantum	Review of the Group’s operating model to drive increased agility and efficiency
RAI	Reynolds American Inc.
RAI Group	RAI, together with its subsidiaries
Strategic combustible and THP brands	Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Natural American Spirit (US), Camel (US), glo and Neo
Strategic Portfolio	Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Natural American Spirit (US), Camel (US), Vype, Vuse, glo, Neo, Ten Motives, EPOK, Lyft, Velo, Granit, Mocca, Grizzly, Camel Snus, Kodiak
THP	Tobacco heating products, which include glo and our hybrid products
Traditional Oral	Moist Snuff (Granit, Mocca, Grizzly, Kodiak) and other traditional snus products (including Camel Snus)
US	United States of America (a key market)
Vapour	Rechargeable, battery-powered devices that heat liquid formulations – e-liquids – to create a vapour which is inhaled. Vapour products include Vype, Vuse, Chic, ViP and Ten Motives

Based on the available science, New Categories and Traditional Oral products have been shown to be reduced-risk; are likely to be reduced-risk; or may have the potential to be reduced-risk, in each case if switched to exclusively as compared to continuing to smoke cigarettes.*

*Our vapour product Vuse (including Alto and Vibe), and oral products Grizzly, Camel Snus, Kodiak and Velo, which are only sold in the US, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

APPENDIX – ADDITIONAL INFORMATION ON REVENUE, BY CATEGORY BY REGION
Six-months ended 30 June 2020 (£m)
	Combustibles	Vapour	THP	Modern Oral	Total New Categories	Traditional Oral	Other	Total Revenue
£m (at ACTUAL / CURRENT rates)
US	4,861	166	-	7	173	558	27	5,619
Vs 2019	+11.4%	+74.8%	-	n/m	+81.2%	+10.5%	+7.5%	+12.6%
APME	1,838	5	244	1	250	-	49	2,137
Vs 2019	-11.2%	+170.5%	-15.7%	-	-14.3%	-	+14.0%	-11.1%
AMSSA	1,646	30	-	1	31	-	72	1,749
Vs 2019	-13.4%	+87.9%	-	n/m	+91.0%	-	-27.6%	-13.2%
ENA	2,509	64	42	68	174	18	65	2,766
Vs 2019	+0.6%	-15.3%	+78.7%	+50.4%	+20.3%	+22.6%	-39.3%	+0.2%
Total	10,854	265	286	77	628	576	213	12,271
Vs 2019	+0.3%	+40.8%	-8.7%	+67.1%	+14.7%	+10.8%	-22.9%	+0.8%
Adj items	-	-	-	-	-	-	-	-
Exchange	176	(3)	(9)	1	(11)	(14)	12	163
Total Adj Rev at cc	11,030	262	277	78	617	562	225	12,434
Vs 2019	+2.2%	+39.0%	-11.7%	+70.6%	+12.7%	+8.1%	-18.6%	+2.4%
£m (at ADJ @ CONSTANT rates)
US	4,735	161	-	7	168	544	26	5,473
Vs 2019	+8.5%	+70.3%	-	n/m	+76.5%	+7.6%	+4.8%	+9.7%
APME	1,863	6	234	1	241	-	48	2,152
Vs 2019	-10.0%	+177%	-19.1%	-	-17.6%	-	+11.6%	-10.5%
AMSSA	1,880	31	-	1	32	-	85	1,997
Vs 2019	-1.1%	+91.4%	-	n/m	+94.5%	-	-14.2%	-0.9%
ENA	2,552	64	43	69	176	18	66	2,812
Vs 2019	+3.6%	-15.0%	+81.0%	+54.1%	+21.4%	+24.6%	-38.3%	+3.0%
Total	11,030	262	277	78	617	562	225	12,434
Vs 2019	+2.2%	+39.0%	-11.7%	+70.6%	+12.7%	+8.1%	-18.6%	+2.4%

        Note – n/m – not meaningful